
05006724

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME 
Blackrock Ventures Inc

*CURRENT ADDRESS ______

**FORMER NAME ______

**NEW ADDRESS ______

FILE NO. 82- 4555   FISCAL YEAR 12-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 3/23/05



BLACKROCK

BlackRock Ventures Inc.

ANNUAL INFORMATION FORM

For the year ended December 31, 2004

March 11, 2005

Table of Contents

GLOSSARY

In this Annual Information Form, the abbreviations and definitions set forth below have the following meanings:

API	American Petroleum Institute (degrees API is a measure of the specific gravity of oil—the higher the number, the lighter the oil)
ARTC	Alberta Royalty Tax Credit
bbls	barrels
bopd	barrels of oil per day
boe/d	barrels of oil equivalent per day
Mbbls	thousand barrels
Mcf	thousand cubic feet
Mcf/d	thousand cubic feet per day
MMcf	million cubic feet
MMcf/d	million cubic feet per day
SAGD	Steam Assisted Gravity Drainage (a thermal bitumen recovery technique)
Section	640 acres of land
WTI	West Texas Intermediate (a reference point for U.S. oil pricing)
$000's	thousands of dollars

METRIC CONVERSION TABLE

The following table sets forth certain standard conversions from Standard Imperial Units to the International System of Units (or metric units).

To convert from:	To:	Multiply by:
Thousand cubic feet (Mcf gas)	Thousand cubic metres	0.028
Barrels (bbls oil)	Cubic metres	0.159
Feet (well depths)	Metres	0.305
Miles (distance)	Kilometres	1.609
Acres (land)	Hectares	0.405

In this Annual Information Form, references to "dollars" and "$" are to the currency of Canada, unless otherwise indicated.

FORWARD-LOOKING INFORMATION

This document contains certain forward-looking statements relating, but not limited, to operations, anticipated financial performance, business prospects and strategies of BlackRock Ventures Inc. ("BlackRock", the "Company" or the "Corporation"). Forward-looking information typically contains statements with words such as "anticipate", "believe", "estimate", "expect", "plan", "intend" or similar words suggesting future outcomes or statements regarding an outlook on, without limitation, oil and gas prices, estimates of future production, the estimated amounts and timing of capital expenditures, anticipated future debt levels and royalty rates, or other expectations, beliefs, plans, objectives, assumptions or statements about future events or performance.

Shareholders are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information of BlackRock involves numerous assumptions, inherent risks and uncertainties both general and specific that may cause actual future results to differ materially from those contemplated and contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur. These factors may affect projected reserves and resources and anticipated earnings or assets and include, but are not limited to: the availability and price of energy commodities; the effects of completion and pricing pressures; the volatility of heavy oil prices; operational risks in exploring for, developing and producing heavy oil; the uncertainty of estimates and projections relating to production costs and expenses; shifts in market demands; industry overcapacity; the availability and cost of financing; the strength of the Canadian economy in general; currency and interest rate fluctuations; general global and economic and business conditions including availability of labour; changes in business strategies; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of reserves estimates; various events which could disrupt operations, including severe weather conditions and technological changes; potential increases in maintenance expenditures; changes in laws and regulations, including trade, fiscal, environmental and regulatory laws; health, safety and environmental risks; and BlackRock's anticipation of and success in managing the risks implied by the foregoing. Statements relating to "reserves" or "resources" are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the resources and reserves described can be profitably produced in the future.

The Company cautions that the foregoing list of important factors is not exhaustive. BlackRock undertakes no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise, or the foregoing list of factors affecting this information.

CORPORATE STRUCTURE

BlackRock was incorporated under the *Canada Business Corporations Act* (the "CBCA") on May 16, 1996 in connection with a statutory plan of arrangement ("Arrangement") under the CBCA, which became effective on October 16, 1996.

The head office of the Company is located at 2600, 605 – 5th Avenue S.W., Calgary, Alberta, T2P 3H5. The registered office of the Company is located at 4500, 855 – 2nd Street S.W., Calgary Alberta, T2P 4K7.

BlackRock has no material subsidiaries.

GENERAL DEVELOPMENT OF THE BUSINESS

The Company's principal business is the acquisition, exploration, development and production of heavy oil properties. The Company's principal operating areas are in northern Alberta and west-central Saskatchewan.

History

BlackRock commenced operations in 1996. The Company's principal assets were a large investment in a mining company and a 65% working interest in a bitumen lease in the Cold Lake oil sands area of northeastern Alberta (the "Hilda Lake Property") with a single well SAGD pilot operating on the lease. In 1999, the investment in the mining company was liquidated and in April 1999, the board of directors of the Company hired a new management team to implement a strategy focused on heavy oil. In addition to the Hilda Lake Property, BlackRock has acquired interests in properties located at Seal, Alberta and Lloydminster, Saskatchewan, which properties are described in greater detail below. In the six years since the new management group was installed, the Company's conventional heavy oil production has increased from nil to over 10,000 bopd. This production growth has occurred in our core areas of Lloydminster, Saskatchewan and Seal, Alberta and is due primarily to full cycle exploration and development drilling activities, with approximately only 200 boe/d of production having been acquired through a property acquisition. See "Oil and Gas Properties and Reserves – Oil and Gas Production."

In 2001, the Company established a $5 million credit facility with a Canadian chartered bank; however, as at December 31, 2004, the Company has not utilized the facility. During 2002, BlackRock completed two private equity financings which raised gross proceeds of $31 million. The first financing occurred in March, when the Company issued 12 million Common Shares at a price of $1.50 per share. The second financing occurred in September, with BlackRock issuing 5,000,000 Common Shares at a price of $2.60 per share. In April 2004, the Company completed a public offering pursuant to which it issued 9,000,000 Common Shares at a price of $4.70 per share, which raised gross proceeds of $42.3 million. The net proceeds of all of these financings have been or will be used to fund the Company's capital expenditure programs.

Significant Acquisitions

During 2004, the Company did not make any significant property or corporate acquisitions.

Recent Developments

On March 10, 2005, the Company announced that it had entered into an agreement with a syndicate of underwriters led by GMP Securities Ltd. and including, RBC Dominion Securities Inc., FirstEnergy Capital Corp. and Sprott Securities Inc. to issue from treasury on a bought deal basis 9,000,000 Common

Shares at a price of $11.25 per share representing total gross proceeds of $101,250,000. The Company has also granted an option to the underwriters, exercisable in whole or part up to the time of closing of the offering, to purchase up to an additional 2,000,000 Common Shares on the same terms and conditions as the offering (including the same offering price). Assuming that the underwriters exercise the option in full, the total gross proceeds will be $123,750,000. The offering is expected to close on or about March 30, 2005.

The net proceeds will be used to fund the Company's exploration and development activities and for general corporate purposes.

NARRATIVE DESCRIPTION OF THE BUSINESS

Substantially all of the Company's revenues are derived from the sale of heavy oil.

Heavy Oil Industry

Heavy oil is generally classified as oil with an API gravity of 25° API or less and which can be produced commercially by natural flow. Some heavy oil is highly viscous and it will not flow to a well bore on its own accord in commercial quantities. This highly viscous heavy oil is categorized as being either a surface-mineable or an in-situ extractable deposit. With respect to the former process, the oil is recovered through mining and upgraded to synthetic oil. In in-situ deposits, bitumen can be encouraged to flow to well bores through the application of external energy, such as heat.

Markets

There are three primary markets for heavy crude oil:

1. *Asphalt plants*

   Due to its density and chemical composition, heavy oil makes excellent feedstock for the manufacture of paving and roofing asphalt.

2. *High conversion plants at refineries*

   Coking or hydrocracking processes allow refiners to produce higher valued products, such as gasoline and aviation fuel, from cheaper heavy crude oil.

3. *Crude oil upgraders*

   Upgraders use heavy crude as a feedstock to produce a synthetic crude oil which is further processed at refineries.

Light / Heavy Differentials

Processing heavy oil is more expensive than processing conventional light oil, and it yields less valuable products compared to refining light oil. Accordingly, producers of heavy oil receive lower wellhead prices for their oil. This difference between prices for heavy oil (API of 25°) and light oil (generally referred to as WTI oil with an API of 40°) is commonly referred to as the "differential".

Volatility in the differential is a result of availability of supply, seasonal demand, pipeline constraints and heavy oil conversion capacity of refineries.

Diluent

Heavy crude oil is usually blended with a lighter hydrocarbon stream – referred to as diluent – to improve its pipeline flow characteristics by reducing the viscosity. The volatility in diluent prices has a significant effect on the wellhead price of oil for a heavy oil producer.

Accessibility to Transport

Canadian heavy crude is dependent on demand from the U.S. Midwest and Rocky Mountain regions. Pipeline constraints to these markets can lead to wide fluctuations in the differential and ultimately the netback received by heavy oil producers. Canadian heavy oil production is not currently pipeline constrained.

Competition

The oil and gas industry in Canada is highly competitive in all aspects, including the exploration for, and development of, new sources of supply, the acquisition of oil and gas interests and the marketing of crude oil and natural gas. The Company competes with other companies in this sector for the exploration and development of oil and gas reserves. The Company's primary competitors include integrated oil and gas companies, senior oil and gas companies and numerous independent producers, some of which may have greater financial and other resources than BlackRock.

Seasonality of Markets

Generally, demand for heavy oil is greater in the summer months due to higher asphalt demand for road construction programs. As a result, the heavy oil differential will typically narrow in the summer months and widen during the winter, resulting in higher heavy oil prices during those summer periods.

Future Commitments

As at December 31, 2004, the Company did not have any fixed price contracts to sell its crude oil. BlackRock's oil production is sold on a month-to-month basis to various oil marketers. Periodically, the Company may enter into a financial or physical hedge to fix the price on a portion of its revenue stream. At December 31, 2004, BlackRock had not hedged any future production.

Regulatory Matters

Provincial Royalties and Incentives

For crude oil, natural gas and related products produced on Crown lands, the royalty regime is a significant factor in the profitability of such production operations Crown royalties are determined by governmental regulation and are generally calculated as a percentage of the value of the gross production on such Crown lands. The rate of royalties payable generally depends in part on the type of product being produced, well productivity, geographical location and field discovery date. Royalties payable on production from lands other than Crown lands are determined by negotiations between the mineral owner and the lessee, although production from such lands is also subject to certain provincial taxes and royalties.

From time to time, the provincial governments of Alberta and Saskatchewan have established incentive programs for exploration and development. Such programs often provide for royalty reductions and royalty holidays and are generally introduced when commodity prices are low. The programs are designed to encourage exploration and development activity by improving earnings and cash flow within

the industry. The trend in recent years has been for provincial governments to allow such programs to expire without renewal and, consequently, there are relatively few incentive programs currently in effect.

On October 13, 1992, the Government of Alberta implemented major changes to its royalty structure and created incentives for exploring and developing oil and natural gas reserves. The incentives created include: (i) a one year royalty holiday on new oil discovered on or after October 1, 1992; (ii) incentives by way of royalty holidays and reduced royalties on reactivated, low productivity, vertical re-entry or horizontal wells; (iii) introduction of separate par pricing for light/medium and heavy oil; and (iv) a modification of the royalty formula structure through the implementation of the Third Tier Royalty with a base rate of 10% and a rate cap of 25% for oil pools discovered after September 30, 1992. The new oil royalty reserved to the Crown, which applies to oil pools discovered between April 1, 1974 and October 1, 1992, has a base rate of 10% and a rate cap of 30%. The old oil royalty, which applies to oil pools discovered prior to April 1, 1974, reserved to the Crown has a base rate of 10% and a rate cap of 35%.

In December 1995, the Government of Alberta implemented a generic oil sands royalty regime applicable to the production of oil sands. Under this regime, the Government of Alberta is entitled to a royalty of 1% of the gross production from a development area of a project until payout (with payout being determined utilizing a return allowance based on a referenced long-term bond rate). After payout, the royalty rate is based upon a formula which takes into account net revenues over gross revenues, with the maximum royalty payable equaling 25% of net revenues.

In Alberta, certain producers of oil or natural gas are also entitled to a credit against the royalties payable to the Alberta Crown by virtue of the Alberta royalty tax credit program ("ARTC"). The ARTC program is based on a price-sensitive formula, and the ARTC rate varies between 75%, at prices for oil below \$100 per m^3, and 25%, at prices above \$210 per m^3. The ARTC rate is applied to a maximum of \$2,000,000 of Alberta Crown royalties payable by each producer or associated group of producers. Crown royalties on production from producing properties acquired from companies claiming maximum entitlement to ARTC will generally not be eligible for ARTC. The ARTC rate is established quarterly based on the average "par price", as determined by the Alberta Resource Development Department for the previous quarterly period.

In 2002, the Government of Saskatchewan introduced a number of changes affecting the Crown royalty and production tax structures applicable for oil and gas wells drilled after October 1, 2002. This "fourth tier" Crown royalty rate is price sensitive and varies between heavy and non-heavy oil (from a minimum of 5% for heavy oil at a base price to a maximum of 30% for non-heavy oil at a price above the base price). In addition, the Government of Saskatchewan amended its volume based royalty/tax reduction incentives (the incentives are based on depth of the well and type of well). For a non-deep vertical development oil or gas well the royalty incentive volume (which would attract a maximum royalty of 2.5%) has been reduced from 4,000 m^3 to zero m^3. The new royalty/tax regime also reduced the Corporation Capital Tax Surcharge from 3.6% to 2.0% for all oil and gas produced from wells drilled after October 1, 2002. Oil and gas produced from most wells drilled between 1994 and October 1, 2002 are subject to "third tier" Crown royalty rates, which vary from a minimum of 10% for heavy oil at a base price to a maximum of 35% for non-heavy oil at a price above the base price.

Regulatory Approvals

The oil and natural gas industry in Canada is subject to extensive controls and regulations imposed by various levels of government. These regulatory authorities may impose regulations on or otherwise intervene in the oil and natural gas industry with respect to such matters as land tenure, prices, royalties, production rates, environmental protection controls, income, exportation, and possibly expropriation or cancellation of contract rights.

Such regulations may be changed from time to time in response to economic or political conditions. The implementation of new regulations or the modification of existing regulations affecting the oil and gas industry could reduce demand for oil and natural gas and increase the Corporation's costs, although not in a manner or degree materially different from other oil and gas companies with similar operations.

Before proceeding with oil and gas projects, all required regulatory approvals must be obtained. The regulatory approval process can involve, among other things, stakeholder consultation, environmental impact assessments and public hearings. In addition, regulatory approvals may be subject to conditions including security deposit obligations and other commitments. Failure to obtain regulatory approvals, or failure to obtain them on a timely basis, could result in delays and increased costs. Failure to abide by the conditions of regulatory approvals could result in the assessment of fines and penalties and, in some instances, orders to cease operations. BlackRock will take such steps as required to ensure compliance with the regulatory approvals it holds.

Aboriginal Consultation

The federal and provincial governments have a duty to consult and possibly a duty to accommodate aboriginal people in respect of regulatory approvals that permit activities that could affect aboriginal rights or title. This consultation and any necessary accommodation could result in operational delays as well as increased capital expenditures and expenses, although not in a manner or degree materially different from other oil and gas companies operating in the same area. If the necessary Crown consultation is not completed, the regulatory approval that permits the activity that impacts aboriginal rights or title could be subject to legal challenge.

Environmental Regulation

All phases of the oil and gas business are subject to environmental regulation pursuant to a variety of Canadian, provincial, and municipal laws and regulations (collectively, "Environmental Legislation"). Environmental legislation imposes, among other things, restrictions, liabilities and obligations in connection with the generation, handling, use, storage, transportation, treatment and disposal of hazardous substances and wastes and in connection with spills, releases and emissions of various substances to the environment. Environmental Legislation also requires that facility sites and other properties associated with our operations be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities. In addition, changes to existing projects, may require the submission and approval of environmental impact assessments or permit applications.

Our Alberta-based operations are subject to the provisions of the *Environmental Protection and Enhancement Act* (Alberta) and associated regulations. Spilling or otherwise releasing or permitting the release of a substance into the environment, which includes water, land and air, in an amount or concentration or at a rate that may cause a significant adverse effect is prohibited, unless authorized by regulation or by an approval. Where a substance that has caused or may cause an adverse environmental effect is released into the environment, the person responsible for the substance must, as soon as that person becomes aware of the release, take all reasonable measures to remedy and confine the effects and remove or dispose of the substance so as to maximize environmental protection. Spills and releases from the Corporation's properties may have resulted or result in soil and groundwater contamination in certain locations. Such contamination is not unusual within the oil and natural gas industries. Any contamination found on, under or originating from the properties may be subject to legislated remediation requirements. The Corporation could be required to remove or remediate wastes disposed of or released by prior owners or operators. In addition, the Corporation could be held responsible for oil and gas properties in which the Corporation owns an interest but is not the operator.

Compliance with Environmental Legislation can require significant expenditures, including expenditures for clean up costs and damages arising out of contaminated properties. Failure to comply with these environmental laws and regulations could result in the assessment of administrative, civil or criminal penalties and, in some instances, the issuance of injunctions to limit or cease operations. Although it is not expected that the costs of complying with environmental legislation will have a material adverse effect on the Corporation's financial condition or results of operations, no assurance can be made that the costs of complying with environmental legislation in the future will not have such an effect. The Corporation's operations are in substantial compliance with applicable environmental laws and regulations. However, these laws and regulations are subject to frequent change and the clear trend is to place increasingly stringent limitations on activities that may affect the environment.

In December 2002, the Canadian federal government ratified the Kyoto Protocol, which requires Canada to reduce its greenhouse gas emissions to 6% below 1990 levels over the 2008 to 2012 period. Although the Canadian government has not yet provided significant details on how it intends to meet these reduction targets, the energy industry has been identified as one of the areas that will be affected. Reductions in greenhouse gases from producers may be required, which could result in, among other things, increased operating and capital expenditures.

BlackRock is committed to meeting its responsibilities to protect the environment wherever it operates. The Corporation undertakes environmental audits of its major properties on an annual basis. The Corporation will take such steps as required to ensure compliance with the Environmental Legislation in which it operates. The Corporation believes that it is in material compliance with applicable environmental laws and regulations.

Employees

The Company had 13 full time employees as at December 31, 2004. The Company has also entered into consulting arrangements with approximately 50 individuals to help manage and operate the Company's oil and gas properties.

RISK FACTORS

The oil industry involves a wide variety of risks that can materially affect the operational and financial performance of a company, many of which are beyond the Company's control. These risks include, but are not limited to, the following:

Commodity Price Risk

Historically, the price of crude oil and natural gas has been volatile and is subject to wide fluctuations in response to changes in the supply and demand for crude oil, market uncertainty, weather conditions, exchange rate fluctuations and a variety of other factors. The Corporation manages this risk by maintaining a strong balance sheet with little or no use of debt. The Corporation is also able to mitigate some of these fluctuations through hedging programs. At the current time, fluctuations in the price of natural gas do not significantly impact BlackRock's operations.

BlackRock is effectively a single commodity corporation and heavy oil is not as readily marketable as conventional light oil. Heavy oil must undergo more intensive refining processes before it is a marketable product and, as a result, market prices are lower for heavy oil on a comparable basis. This difference between the market prices for light oil and for heavy oil is commonly referred to as the "price differential". Larger price differentials may adversely affect the future revenue and cash flow of the Corporation. Moreover, there is less refining capacity for heavy oil than light oil because of the intricacies and higher costs of producing refined heavy oil products. As the Corporation's production base increases, these risks may be reduced by entering into long-term supply agreements with refiners.

Uncertainty of Reserves

There are a number of uncertainties inherent in estimating the quantities of oil and gas reserves. Reservoir engineering is a subjective process of estimating underground accumulations that cannot be measured precisely, and the accuracy of any estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. BlackRock's reserves are evaluated by an independent reservoir engineering firm each year.

Exploration Risk

The Corporation's future success is dependent on its ability to find or acquire additional reserves that are economically recoverable. Without successful exploration and development activities, the reserves of the Corporation will decline as reserves are produced, which could impact operating cash flows and results of operation. This risk is managed by using strict economic criteria for new projects and retaining highly skilled, knowledgeable personnel in all phases of oil operations.

Operational Risks

The Corporation is subject to various operational risks inherent with operating in the oil and gas industry. These risks include such things as well blow-outs, casing collapse, equipment failures, unexpected pressure changes, and sour gas and other toxic releases. Due to weather conditions, certain of the Corporation's properties are only accessible during the winter months. Earlier than normal spring break-up could require that such properties be shut-in for periods longer than planned.

Although the Corporation maintains insurance according to customary industry practice, it cannot fully insure against all of these risks. Losses resulting from the occurrence of these risks may have a material adverse impact on the Corporation.

Financial Risk

In addition to volatility of commodity prices, BlackRock is also subject to changes in interest rates, inflation rates and the general state of the economy. While some of these risks can be mitigated with hedging programs, the Corporation relies on maintaining a strong balance sheet to allow it to sustain operations during downturns in the economic cycle.

Capital Availability

The oil and gas industry is capital intensive. Capital requirements are subject to capital market risks, primarily the availability and cost of capital. BlackRock must compete for capital under prevailing capital market conditions and there are no assurances it will be able to raise the required capital to acquire, explore for and develop new projects, as well as finance development of existing properties.

Environmental and Safety Risk

The oil and gas industry is affected by an extensive regulatory regime. Regulations are in place to protect the environment, the safety of the workplace and the communities in which the Corporation operates. A breach of these regulations may result in the imposition of fines and penalties, including an order for the cessation of operations at the site until satisfactory remedies are made. The Corporation is committed to complying with these regulations. Safety and environmental risks are managed by implementing policies and standards that comply with government regulations and industry standards. As a matter of policy, BlackRock funds an independent environmental and safety audit on all of its properties on a three year rotating basis. In addition, BlackRock carries comprehensive insurance to

reduce the risk of significant economic losses from oilfield accidents. BlackRock's Audit Committee reviews environmental and safety issues on a quarterly basis.

Reliance on Management

Shareholders must rely upon the experience and expertise of the management of BlackRock. The continued success of BlackRock is largely dependent on the performance of its key employees. Failure to retain or to attract and retain additional key employees with necessary skills could have a materially adverse impact upon BlackRock's growth and profitability.

Corporate Matters

To date, the Corporation has not paid any dividends on the Common Shares and does not anticipate the payment of any dividends on the Common Shares in the near future.

Certain of the directors and officers of the Corporation are also directors and officers of other oil and gas and natural gas companies involved in natural resource exploration and development, and conflicts of interest may arise between their duties as officers and directors of the Corporation and as officers and directors of such other companies. Such conflicts must be disclosed in accordance with, and are subject to such other procedures and remedies as apply under, the CBCA.

Property Title

Although title reviews will be performed according to industry standards prior to the purchase of most natural gas and oil producing properties or the commencement of drilling wells, such reviews do not guarantee or certify that an unforeseen defect in the chain of title will not arise to defeat the title claim of the Corporation, which could result in a reduction of the revenues received by the Corporation.

OIL AND GAS PROPERTIES AND RESERVES

Significant Oil and Gas Properties


ALBERTA
SASKATCHEWAN
SEAL
CHIPMUNK
Edmonton
HILDA LAKE
LLOYDMINSTER
Calgary

(a) Seal, Alberta

Seal is located in the Peace River Oil Sands deposit in northwest Alberta. BlackRock holds working interests ranging from 25% to 100% at Seal and has accumulated over 80,000 net acres of land in the area, through a combination of Crown land sales and industry farm-ins. BlackRock has divided this acreage into seven geographically and geologically distinct blocks. The net pay zone in the Bluesky ranges from 5 metres to 25 metres in total thickness. Due to the success of the initial wells, the Company filed an application for a primary production development scheme with the Alberta Energy Utilities Board (the "AEUB") to drill and produce up to 80 (40 net) horizontal wells on the Central block Approval was received in early 2003 and BlackRock has drilled a total of 75 horizontal development wells on the Central block to the end of 2004. In 2003, BlackRock filed a similar development proposal for the Eastern block (75% average working interest), which will consist of up to 66 horizontal wells. Approval was received in 2004 and 15 horizontal wells were drilled on the Eastern block during 2004.

The oil at Seal is a heavy sour crude ranging from 9° to 12° API. Heavy oil infrastructure was initially limited in the area and the oil produced had to be trucked to third party oil batteries. In 2003, BlackRock constructed a 10,000 bopd heavy oil processing facility at Seal, which was expanded to 15,000 bbls per day in 2004. The Company's working interest in this facility is 50%. BlackRock also constructed a 50-mile pipeline from the Seal area that ties into the Rainbow Pipeline System, which allows Seal crude to be shipped to Edmonton, Alberta. The installation of the pipeline has increased wellhead prices as trucking and terminaling charges have been reduced, and it has also reduced production disruptions due to spring break-up and other weather related factors. BlackRock's working interest in the pipeline is 45%.

Based on the activities undertaken to date, Sproule Associates Limited ("Sproule") has assigned 20.1 million bbls of proved plus probable reserves to BlackRock in the Seal area as at December 31, 2004.

(b) Hilda Lake SAGD Property

The Hilda Lake Property consists of leases covering 5,120 acres (or 2,069 hectares) of land located in Sections 8 to 12 and 14 to 17, Township 64, Range 03, W4M in the Cold Lake area of northeastern Alberta. BlackRock has a 100% working interest in the Hilda Lake Property. The geological formation of interest in the Hilda Lake Property is the same formation that is produced at the adjacent Imperial Oil Cold Lake site, the nearby Canadian Natural Resources Limited Wolf Lake property and its Burnt Lake SAGD project.

SAGD typically involves drilling a pair of horizontal wells, with the upper comprising the steam injection well and the lower, approximately 5 metres below the injection well at the base of the reservoir, equipped as the oil production well. Steam is continuously injected through the upper well bore into the reservoir, and a steam chamber is formed to heat the formation. The heated bitumen, under the influence of gravity, drains to the lower horizontal well and is produced to surface. Potential benefits of using SAGD technology include reduced operating costs, higher production rates per well, and recovery factors of up to 50% or more of oil in place.

In 1996, BlackRock drilled one horizontal well pair to be used in the SAGD pilot test. The horizontal producer was drilled to a vertical depth of 420 metres, with the horizontal section extending 950 metres. The steam injector well was drilled approximately five metres above the horizontal producer over a horizontal length of 900 metres. In addition, a water disposal well and four observation wells to be used to monitor reservoir performance were drilled in 1996. In 1999 and 2000, the Company expanded the pilot project on the Hilda Lake Property by drilling one additional horizontal well pair and upgrading certain of the surface facilities.

BlackRock has been operating the pilot for over seven years and has produced in excess of 1.0 million bbls of oil. In 2001, BlackRock filed an application with the AEUB and Alberta Environment for the commercial development of the Hilda Lake project (to be renamed the Orion EOR (Enhanced Oil Recovery) project). BlackRock received regulatory approval for the commercial project in 2004. BlackRock plans to develop the project in phases, with the first phase, estimated to cost $150 million, producing 10,000 bopd. Initially, the Company plans to drill 24 horizontal well pairs. Future development will expand production to 20,000 bopd. BlackRock has hired an internal project manager to oversee the project. In addition, BlackRock has retained a third-party engineering firm to complete the detailed engineering design for the project and to provide a current cost estimate. If approved by the board of directors of the Company sometime in the second half of 2005, construction would begin in 2006, with first production expected in the second half of 2007.

The Orion EOR project is in a designated oilsands region. The Alberta government has adopted a royalty regime that encourages companies to make the large investments required to develop oilsands projects. The royalty structure is 1% of gross revenues until the project recovers all costs plus a return on those costs. After payment of all costs the royalty rate payable to the provincial government is the greater of 1% of gross revenues or 25% of net revenues from the project. In addition, for income tax purposes, oilsands projects are eligible for accelerated deductions on certain capital costs.

BlackRock has not yet attributed any proven or probable reserves to the Hilda Lake Property. Technical and economic information derived from the pilot study will be used to estimate the amount of recoverable oil for the development of a commercial scale operation for the property.

(c) Lloydminster, Saskatchewan

At Lloydminster, BlackRock initially acquired a 100% working interest in 65 wells, producing, in the aggregate, approximately 200 bopd, in 1999. Since the acquisition, BlackRock has grown production in the area to more than 2,000 bopd. The Lloydminster area offers multi-zone potential, with most of the production coming from the Sparky and Waseca formations. This core area includes fields at Forestbank, Maidstone, Pike's Peak, Edam North and others. Blackrock is the operator of all of its properties in the Lloydminster area.

In 2004, BlackRock drilled 15 (14.5 net) wells in the Lloydminster area with much of the activity focused on the Forestbank, Pike's Peak and Edam North fields. As at December 31, 2004, Sproule had assigned 3.8 million bbls of proved plus probable reserves to this area.

(d) Chipmunk, Alberta

In 2004, BlackRock made a new heavy oil discovery in northern Alberta. Chipmunk is located approximately 15 miles southeast of BlackRock's Seal project, in the Peace River oilsands area of northwest Alberta.

This new play is characterized by high-volume, 11° API oil production from vertical wells drilled into the Mississippian-aged Pekisko Formation carbonate reservoirs. To date, BlackRock and working interest partner Talisman Energy Canada have successfully drilled two vertical wells and have recompleted a third vertical well, for combined production of 960 bopd. Production comes from the Pekisko Waulsortian mounds, which are thick, reef-like structures that occur within a narrow belt along the southwest to northeast edge of the regional Pekisko Carbonate Bank. The Waulsortian mounds are characterized by build-ups of high permeability limestone up to 100 metres in thickness.

BlackRock's working interest in the play ranges from 55% to 95%. The Corporation has accumulated 65,000 acres of land on the play. Chipmunk is located approximately five miles south of the Company's Seal Lake heavy oil pipeline.

Sproule has booked 654,800 (360,100 net to BlackRock) bbls of proved plus probable oil reserves from this area as at December 31, 2004.

BlackRock and Talisman Energy Canada will continue their exploration program at Chipmunk in 2005. The two companies are currently spending $2.5 million to shoot a 40 square kilometre 3D seismic program in the area. Additional plans for 2005 include the test drilling of at least five new reef structures and possibly a development drilling program on the structures proven.

Acreage

The following table sets out the Company's undeveloped land holdings as at December 31, 2004. Less than 10% of this acreage is due to expire in 2005.

	Gross Acres(1)	Net Acres(2)
Alberta	194,848	140,429
Saskatchewan	22,768	20,823
Total	217,616	161,252

Notes:

(1) "Gross Acres" means the total number of acres in which the Company has an interest.

(2) "Net Acres" means gross acres multiplied by the Company's percentage working interest therein.

Oil and Gas Reserves

The reserves data and other oil and gas information set forth below is dated December 31, 2004. The effective date of this data is December 31, 2004 and the preparation date is February 9, 2005.

Sproule has evaluated the proved plus probable crude oil and natural gas reserves of the Company as at December 31, 2004 (the "Sproule Report"). The reserves data set forth below ("Reserves Data") have been evaluated in accordance with regulations contained in National Instrument 51-101 ("NI 51-101"), Standards of Disclosure for Oil and Gas Activities.

It should not be assumed that the estimated future net revenues presented in the tables below represent the fair market value of the reserves. There is no assurance that the assumptions used in the constant prices and costs tables and the forecast prices and costs tables will be attained and variances could be material. The recovery and reserve estimates of the Company's crude oil and natural gas reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual crude oil and natural gas reserves may be greater than or less than the estimates provided therin.

All of BlackRock's oil and gas reserves are located within Canada.

BlackRock has not yet attributed any proven or probable reserves to its Hilda Lake SAGD property. Technical and economic information derived from the pilot study will be used to estimate the amount of recoverable oil for the development of a commercial scale operation for the property.

Summary of Oil and Gas Reserves – Constant Prices and Costs

	Light and Medium Oil		Heavy Oil		Natural Gas		Natural Gas Liquids	
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(MMcf)	(MMcf)	(Mbbl)	(Mbbl)
Proved developed producing	-	-	11,798	10,728	1,314	1,193	-	-
Proved developed non-producing	-	-	1,292	1,178	730	623	-	-
Proved undeveloped	-	-	3,820	3,431	23	21	-	-
Total proved	-	-	16,910	15,336	2,067	1,837	-	-
Probable	-	-	3,946	3,574	321	284	-	-
Total	-	-	20,857	18,910	2,388	2,120	-	-

Note:

(1) The Sproule Report estimates 2005 annual production of 3,737,235 bbls of heavy oil and 539,000 Mcf of natural gas. Production from the Seal field represents 74% of the total estimated annual production of heavy oil.

Net Present Value of Reserves – Constant Prices and Costs

	Net Present Values of Before Tax Future Net Revenue Discounted at				
	0%	5%	10%	15%	20%
			($000's)		
Proved developed producing	62,969	56,925	52,090	48,158	44,910
Proved developed non-producing	8,956	7,921	7,114	6,472	5,949
Proved undeveloped	4,471	2,366	779	(434)	(1,373)
Total proved	76,395	67,212	59,983	54,196	49,486
Probable	13,636	9,839	7,242	5,419	4,105
Total	90,032	77,051	67,225	59,615	53,591

	Net Present Values of After Tax Future Net Revenue Discounted at				
	0%	5%	10%	15%	20%
			($000's)		
Proved developed producing	62,066	56,012	51,171	47,237	43,989
Proved developed non-producing	7,602	6,624	5,868	5,271	4,789
Proved undeveloped	4,091	2,053	528	(629)	(1,519)
Total proved	73,759	64,689	57,567	51,879	47,260
Probable	9,956	6,965	4,938	3,532	2,531
Total	83,715	71,654	62,505	55,410	49,791

Total Future Net Revenue (Undiscounted) – Constant Prices and Costs

	Revenue	Royalties	Operating Costs	Development Costs	Well Abandonment Costs	Future Net Revenue Before Income Taxes	Income Taxes	Future Net Revenue After Income Taxes
			($000's)					
Proved Reserves	265,767	26,254	144,266	14,441	4,410	76,395	2,637	73,759
Total Proved plus Probable	326,802	32,374	181,189	18,614	4,594	90,032	6,317	83,715

Net Present Value of Future Net Revenue – Constant Prices and Costs
By Production Group

Reserves Category	Production Group	Future Net Revenue Before Income Taxes (Discounted at 10%/year)
		($000's)
Proved Reserves	Light and Medium Crude Oil (including solution gas and other by-products)	0
	Heavy Oil (including solution gas and other by-products)	59,123
	Natural Gas (including by-products but excluding solution gas from oil wells)	860
Proved Plus Probable Reserves	Light and Medium Crude Oil (including solution gas and other by-products)	0
	Heavy Oil (including solution gas and other by-products)	66,248
	Natural Gas (including by-products but excluding solution gas from oil wells)	976

Pricing Assumptions – Constant Prices and Costs

Year	WTI Cushing 40° API	Edmonton Par Price 40° API	Hardisty Bow River 24.9° API	Alberta AECO-C Spot	Exchange rate
	(US$/bbl)	(CDN$/bbl)	(CDN$/bbl)	(CDN$/MMBtu)	(US$/CDN$)
2004	44.04	46.51	24.15	6.78	0.832

Summary of Oil and Gas Reserves – Forecast Prices and Costs

	Light and Medium Oil		Heavy Oil		Natural Gas		Natural Gas Liquids	
	Gross (Mbbl)	Net (Mbbl)	Gross (Mbbl)	Net (Mbbl)	Gross (MMcf)	Net (MMcf)	Gross (Mbbl)	Net (Mbbl)
Proved developed producing	-	-	12,714	11,205	1,396	1,238	-	-
Proved developed non-producing	-	-	1,365	1,207	732	619	-	-
Proved undeveloped	-	-	5,307	4,617	24	21	-	-
Total proved	-	-	19,386	17,028	2,152	1,878	-	-
Probable	-	-	4,921	4,338	361	315	-	-
Total	-	-	24,307	21,366	2,512	2,191	-	-

Note:

(1) The Sproule Report estimates 2005 annual production of 3,897,835 bbls of heavy oil and 539,000 Mcf of natural gas. Production from the Seal field represents 74% of the total estimated annual production of heavy oil, or 2,892,900 bbls.

Net Present Value of Reserves – Forecast Prices and Costs

	Net Present Values of Before Tax Future Net Revenue Discounted at				
	0%	5%	10%	15%	20%
			($000's)		
Proved developed producing	141,347	127,535	116,806	108,258	101,287
Proved developed non-producing	16,179	14,328	12,903	11,776	10,866
Proved undeveloped	30,052	23,274	18,293	14,526	11,601
Total proved	187,578	165,136	148,003	134,560	123,753
Probable	35,694	25,014	18,471	14,234	11,342
Total	223,272	190,150	166,474	148,795	135,095

	Net Present Values of After Tax Future Net Revenue Discounted at				
	0%	5%	10%	15%	20%
			($000's)		
Proved developed producing	117,074	105,026	95,694	88,288	82,276
Proved developed non-producing	10,536	9,340	8,416	7,685	7,093
Proved undeveloped	19,650	14,517	10,752	7,918	5,732
Total proved	147,260	128,883	114,863	103,891	95,101
Probable	23,575	16,284	11,788	8,875	6,893
Total	170,835	145,168	126,651	112,766	101,994

Pricing Assumptions – Forecast Prices and Costs

Year	WTI Cushing 40° API	Edmonton Par Price 40° API	Hardisty Bow River 24.9° API	Alberta AECO-C Spot	Inflation rate	Exchange rate
	(US$/bbl)	(CDN$/bbl)	(CDN$/bbl)	(CDN$/MMBtu)	(%/yr)	(US$/CDN$)
2004 (Actual)[3]	41.41	52.91	38.00	6.87	2.5	0.77
2005	44.29	51.25	36.26	6.97	2.5	0.84
2006	41.60	48.03	34.89	6.66	2.5	0.84
2007	37.09	42.64	32.11	6.21	2.5	0.84
2008	33.46	38.31	30.68	5.73	2.5	0.84
2009	31.84	36.36	29.08	5.37	1.5	0.84
2010	32.32	36.91	29.60	5.47	1.5	0.84
2011	32.80	37.47	30.13	5.57	1.5	0.84
2012	33.30	38.03	30.67	5.67	1.5	0.84
2013	33.79	38.61	31.21	5.77	1.5	0.84
2014	34.30	39.19	31.76	5.87	1.5	0.84
2015	34.82	39.78	32.33	5.98	1.5	0.84
Escalation rate of 1.5% thereafter						

Notes:

(1) The pricing assumptions were provided by Sproule

(2) None of the Company's future production is subject to a fixed or contractually committed price.

(3) The Company's average wellhead price in 2004 was $23.11 per bbl for oil and $6.42 per Mcf for natural gas.

Total Future Net Revenue (Undiscounted) – Forecast Prices and Costs

	Revenue	Royalties	Operating Costs	Development Costs	Well Abandonment Costs	Future Net Revenue Before Income Taxes	Income Taxes	Future Net Revenue After Income Taxes
			($000's)					
Proved Reserves	470,403	59,459	195,749	21,818	5,798	187,578	40,319	147,260
Total Proved Plus Probable	589,776	73,932	259,109	27,073	6,390	223,272	52,438	170,835

Future Development Costs

Year	Constant Prices and Costs		Forecast Prices and Costs	
	Proved	Proved plus Probable	Proved	Proved plus Probable
		($000's)		
2005	$14,308	$18,450	$21,670	$26,893
2006	0	0	0	0
2007	0	0	0	0
2008	74	74	79	79
2009	30	60	33	66
Thereafter	30	30	35	35
Total	14,441	18,614	21,818	27,073
10% discount	$13,581	$17,474	$20,570	$25,499

Note:

(1) The primary sources of funding these future development expenditures are existing working capital, internally-generated cash flow and equity financings. The Company does not expect the cost of funding these expenditures will make development of any of its properties uneconomic.

Net Present Value of Future Net Revenue – Forecast Prices and Costs By Production Group

Reserves Category	Production Group	Future Net Revenue Before Income Taxes (Discounted at 10%/year) ($000's)
Proved Reserves	Light and Medium Crude Oil (including solution gas and other by-products)	0
	Heavy Oil (including solution gas and other by-products)	147,163
	Natural Gas (including by-products but excluding solution gas from oil wells)	839
Proved Plus Probable Reserves	Light and Medium Crude Oil (including solution gas and other by-products)	0
	Heavy Oil (including solution gas and other by-products)	165,532
	Natural Gas (including by-products but excluding solution gas from oil wells)	942

Reconciliation of Changes in Reserves

The following two tables summarize the changes in the Company's net oil and gas reserves (after the deduction for royalties) from December 31, 2003 to December 31, 2004.

Reconciliation of Company Net Reserves-Forecast Prices and Costs

	Heavy Oil (Mbbls)			Natural Gas (Mmcf) (1)		
	Proved	Probable	Proved Plus Probable	Proved	Probable	Proved Plus Probable
Balance, Dec. 31, 2003	11,058	2,811	13,870	35	-	35
Production	(1,752)	-	(1,752)	(10)	-	(10)
Dispositions	-	-	-	(25)	-	(25)
Discoveries	-	-	-	-	-	-
Extensions	4,504	1,795	6,299	187	25	212
Technical revisions	3,217	(268)	2,949	-	-	-
Balance, Dec. 31, 2004	17,028	4,338	21,366	187	25	212

Note:

(1) Excludes solution gas reserves.

Reconciliation of Changes in Net Present Value of Future Net Revenue
Discounted at 10% per year – Constant Prices and Costs, Proved Reserves Only

Period and Factor	2004
Estimated future net revenue at beginning of year (2)	$ 97,881
Sales of oil and gas produced, net of production costs and royalties	(26,521)
Net change in prices, production costs and royalties related to future production	(93,996)
Changes in estimated future development costs	5,193
Extensions and improved recovery	10,908
Discoveries	-
Acquisitions of Reserves	-
Disposition of reserves	(90)
Net change resulting from revisions in quantity estimates	13,402
Accretion of discount	13,383
Other (1)	3,873
Net change in income taxes	33,534
Estimated future net revenue at end of year (2)	$ 57,567

Note:
(1) Includes changes due to revised production profiles, development timing, royalty rates, operating costs etc.
(2) The average crude oil wellhead sales price used in the calculation was $20.76 per bbl at December 31, 2003 and $14.92 per bbl at December 31, 2004.

Other Information

Undeveloped Reserves

The Sproule Report includes proved undeveloped and probable reserves which require the expenditure of additional capital. In their report, Sproule estimates future development costs of $27.0 million. These anticipated expenditures include, among other things, the drilling of 32 development wells in the Seal area and 12 wells in the Lloydminster area. These locations are expected to be drilled during the next two years.

Significant Factors or Uncertainties

None of the Company's properties included in the Reserves Data have unusually high expected development costs or operating costs.

Abandonment and Reclamation Costs

At December 31, 2004, the Company estimates that its future abandonment and reclamation costs is approximately $11.8 million, of which approximately $3.1 million will be incurred during the next three years. This estimate includes costs for abandoning and reclaiming 179 net well sites and two multi-well battery sites. Sproule, in calculating the Company's future net revenues, included an estimate for future abandonment and reclamation liabilities of $9.8 million ($5.1 million discounted at 10%). The Company's estimate includes abandonment and reclamation obligations on wells in which no reserves have been assigned. The Company estimates the equipment salvage value of these sites is approximately $2.9 million.

Taxes

The Company did not pay any cash income taxes in 2004 (other than large Corporation tax and Saskatchewan Resource Surcharge, amounting to $0.9 million).

The Sproule Report forecasts cash taxes of $14.9 million payable in 2005. However, as a result of additional capital expenditures expected to be incurred in 2005 (in addition to the development expenditures included in the Sproule Report), the Company anticipates paying between $5 million and $10 million in taxes in 2005.

Notes to Information on Reserves Data:

(1) Columns may not add due to rounding.
(2) All dollar amounts are in Canadian currency unless otherwise stated.
(3) The Sproule Report is based on ownership, production, cost and revenue data supplied by the Company. No field inspection was made or considered necessary by Sproule. The oil and gas reserves in the Sproule Report were determined in accordance with NI 51-101. Because of the inherent risk in drilling ventures, no guarantee is given or implied that the conclusions of the Sproule Report either in production or net production revenue will be achieved.
(4) "COGE Handbook" means the Canadian Oil and Gas Evaluation Handbook prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum.
(5) "Proved Reserves" are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.
(6) "Proved Developed Producing Reserves" are those reserves that are expected to be recovered from completion intervals open at the time of the estimate.
(7) "Proved Developed Non-Producing Reserves" are those reserves that either have not been on production, or have previously been on production, but are shut-in, and the date of resumption of production is unknown.
(8) "Undeveloped Reserves" are those reserves expected to be recovered from known accumulations where a significant expenditure is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved or probable) to which they are assigned.
(9) "Probable Reserves" are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.
(10) "Gross" represent the Company's working, lessor royalty and overriding royalty interest share of the remaining reserves, before deduction of any royalties.
(11) "Net" are the gross remaining reserves of the properties in which the Company has an interest, less all Crown, freehold, and overriding royalties and interests owned by others.

Report of Management and Directors On Reserves Data and Other Information

Management of BlackRock Ventures Inc. (the "Company") is responsible for the preparation and disclosure of information with respect to the Company's oil and gas activities in accordance with regulatory requirements. This information includes reserves data, which consist of the following:

(a) (i) proved and proved plus probable oil and gas reserves estimated as at December 31, 2004 using forecast prices and costs; and
(ii) the related estimated future net revenue; and

(b) (i) proved and proved plus probable oil and gas reserves estimated as at December 31, 2004 using constant prices and costs; and
(ii) the related estimated future net revenue.

An independent qualified reserves evaluator has evaluated the Company's reserves data. The report of the independent qualified reserves evaluator is presented below.

The Audit Committee of the board of directors of the Company has:

(a) reviewed the Company's procedures for providing information to the independent qualified reserves evaluator;
(b) met with the independent qualified reserves evaluator to determine whether any restrictions affected the ability of the the independent qualified reserves evaluator to report without reservation, to inquire whether there has been disputes between the independent qualified reserves evaluator and management; and
(c) reviewed the reserves data with management and the independent qualified reserves evaluator.

The Audit Committee has reviewed the Company's procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management. The board of directors of the Company has, on the recommendation of the Audit Committee, approved:

(a) the content and filing with securities regulatory authorities of the reserves data and other oil and gas information;
(b) the filing of the report of the independent qualified reserves evaluator on the reserves data; and
(c) the content and filing of this report.

Because the reserves data are based on judgements regarding future events, actual results will vary and the variations may be material.

(signed) *"John Festival"*
John Festival
President

(signed) *"Timothy Kozmyk"*
Timothy Kozmyk
Vice President Exploration

(signed) *"Victor Luhowy "*
Victor Luhowy
Director

(signed) *"Kent MacIntyre"*
Kent MacIntyre
Director

March 9, 2005

Report on Reserves Data
By Independent Qualified Reserves Evaluator or Auditor

To the Board of Directors of BlackRock Ventures Inc. (the "Company"):

1. We have evaluated the Company's Reserves Data as at December 31, 2004. The Reserves Data consist of the following:

(a) (i) proved and proved plus probable oil and gas reserves estimated as at December 31, 2004 using forecast prices and costs; and
(ii) the related estimated future net revenue; and

(b) (i) proved and proved plus probable oil and gas reserves estimated as at December 31, 2004 using constant prices and costs; and
(ii) the related estimated future net revenue.

2. The Reserves Data are the responsibility of the Company's management. Our responsibility is to express an opinion on the Reserves Data based on our evaluation.

   We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation handbook (the "COGE Handbook"), prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society).

3. Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions presented in the COGE Handbook.

4. The following table sets forth the estimated future net revenue attributed to proved plus probable reserves, estimated using forecast prices and costs on a before tax basis and calculated using a discount rate of 10%, included in the reserves data of the Company evaluated by us as of December 31, 2004, and identifies the respective portions thereof that we have audited, evaluated and reviewed and reported on to the Company's management and Board of Directors:

			Net Present Value of Future Net Revenue (10% discount rate)			
Independent Qualified Reserves Evaluator or Auditor	Description and Preparation Date of Evaluation Report	Location of Reserves	Audited (M$)	Evaluated (M$)	Reviewed (M$)	Total (M$)
Sproule	Evaluation of P&NG Reserves of BlackRock Ventures Inc., as of December 31, 2004 prepared December 2004 to February 2005	Canada	0	166,474	0	166,474
Total			Nil	166,474	Nil	166,474

5. In our opinion, the reserves data evaluated by us have, in all material respects, been determined in accordance with the COGE Handbook.

6. We have no responsibility to update the report referred to in paragraph 4 for events and circumstances occurring after its preparation date.

7. Because the reserves data are based on judgements regarding future events, actual results will vary and the variations may be material.

Executed as to our report referred to above:

Sproule Associates Limited
Calgary Alberta
February 9, 2005

(signed) *"Doug W.C. Ho"*
Doug W. C. Ho, P.Eng.,
Manager, Engineering

(signed) *"Colleen Rogers"*
Colleen Rogers C.E.T.
Shareholder

(signed) *"Ken H. Crowther"*
Ken H. Crowther, P.Eng.
President

(signed) *"Alex Kovaltchouk"*
Alex Kovaltchouk, P.Geol.
Associate

Drilling Activity

The following table summarizes the number of gross and net exploratory and development wells BlackRock participated in drilling for each of the years ended December 31, 2004 and 2003.

	2004		2003	
	Gross[(1)]	Net[(1)]	Gross[(1)]	Net[(1)]
Development wells				
Oil	66	40.1	43	27.5
Gas	-	-	-	-
Service[(2)]	13	8.5	6	2.0
Dry	-	-	1	1.0
	79	48.6	50	30.5
Exploratory wells				
Oil	3	3.0	5	4.1
Gas	1	1.0	-	-
Service[(2)]	-	-	5	2.6
Dry	2	2.0	-	-
	6	6.0	10	6.7
Total	85	54.6	60	37.2

Notes:
(1) "Gross" means the number of wells in which the Company has an interest. "Net" means the aggregate of the numbers obtained by multiplying each gross well by the Company's percentage working interest therein.
(2) Service wells include drilling disposal wells, water source wells, observation wells and stratagraphic test wells.
(3) All 85 wells drilled in 2004 were drilled in Canada, with 66 being drilled in the Seal area, in northern Alberta.

Production History, Netbacks

The following table indicates average daily production volumes and per unit netbacks, on a quarterly basis, for the years ended December 31, 2004 and 2003. Natural gas production in 2004 and 2003 represented less than 2% of total production on a barrel of oil equivalent basis (BOE) and has been combined with oil production due to the insignificant volumes. BOE's may be misleading, particularly if

used in isolation. In accordance with NI 51-101, a BOE conversion ratio of 6 Mcf: 1bbl of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

	2004, three months ended				
	March 31	June 30	September 30	December 31	Total
Daily Production					
Conventional heavy oil (boe/d)	4,264	4,648	4,322	7,979	5,308
Hilda Lake (boe/d)	475	456	523	494	487
Total (boe/d)	4,739	5,104	4,845	8,473	5,795
Crude Oil Netbacks ($/bbl)[1]					
Revenue	20.92	23.09	33.64	18.62	23.13
Royalties	2.52	2.15	3.64	1.40	2.24
Operating costs	7.77	6.90	7.17	7.17	7.23
Netbacks	10.63	14.04	22.83	10.05	13.66

	2003, three months ended				
	March 31	June 30	September 30	December 31	Total
Daily Oil Production					
Conventional heavy oil (boe/d)	3,068	2,798	3,673	4,806	3,592
Hilda Lake (boe/d)	432	461	517	542	488
Total (boe/d)	3,500	3,259	4,190	5,348	4,080
Crude Oil Netbacks ($/bbl)[1]					
Revenue	30.65	21.11	21.31	15.56	21.30
Royalties	5.20	3.64	2.78	1.47	3.02
Operating costs	7.05	7.73	6.70	5.39	6.53
Netbacks	18.40	9.74	11.83	8.70	11.75

Note:
(1) Netbacks are for conventional production only as net operating revenues of the Hilda Lake SAGD pilot are being capitalized.

Oil and Gas Wells

The following table summarizes, as at December 31, 2004, BlackRock's gross and net interests in wells which are producing or are capable of production:

	Crude Oil Producing		Crude Oil Non-producing[2]		Natural Gas Producing		Natural Gas Non-producing[2]	
	Gross[1]	Net[1]	Gross[1]	Net[1]	Gross[1]	Net[1]	Gross[1]	Net[1]
Total Alberta	86	44.9	11	6.0	-	-	-	-
Total Saskatchewan	67	60.1	7	6.6	-	-	-	-
Total	153	105.0	18	12.6	-	-	-	-

Notes:
(1) "Gross" means the number of wells in which the Company has a working or royalty interest. "Net" means the aggregate of the numbers obtained by multiplying each gross well by the Company's percentage working interest therein.
(2) "Non-producing" means a well which is not currently producing but is capable of producing in commercial quantities.

Capital Expenditures

The following table summarizes capital expenditures incurred by the Company for the years ended December 31, 2004 and 2003.

($000s)	2004	2003
Property acquisitions, undeveloped	$ 2,070	$ 1,155
Exploration costs	4,468	4,051
Development costs	35,763	28,448
	42,301	33,654
Pipeline costs	10,735	4,220
Hilda Lake costs, net of operating revenues	(1,476)	(1,497)
Total	$ 51,560	$ 36,377

Land and acquisition (all undeveloped)	$ 2,070	$ 1,155
Geological and geophysical	614	312
Drilling and completion	27,599	20,235
Equipment, facilities	22,333	15,663
Overhead and other	1,188	964
Net operating revenues from Hilda Lake property	(2,244)	(1,952)
Total	$ 51,560	$ 36,377

Oil and Gas Production

The following table indicates the average daily gross production, before royalties, by major field, of crude oil and natural gas for BlackRock's producing properties for the years ended December 31, 2004 and 2003.

	Heavy Oil		**Natural Gas**	
Daily Average Production	**2004**	**2003**	**2004**	**2003**
	Bbl/day		Mcf/day	
Saskatchewan				
Lloydminster area				
Forestbank	1,035	887	-	-
Maidstone	467	648	-	-
Eagle Creek	-	79	-	215
Edam North	168	69	-	-
Pike's Peak	200	76	-	-
Greenstreet	53	67	-	-
Other	158	119	36	108
Alberta				
Hilda Lake SAGD	487	488	-	-
Seal	3,167	1,593	-	-
Chipmunk	60	-	-	-
Total Production	5,795	4,026	36	323

DIVIDENDS

The Company has not paid any dividends on its outstanding Common Shares since incorporation, and does not foresee the declaration or payment of dividends in the near future. The future payments of dividends will be dependent upon the financial requirements of the Company to fund future growth, the financial condition of the Company and other factors which the board of directors of the Company may consider appropriate in the circumstances.

DESCRIPTION OF SHARE CAPITAL

The current authorized capital of the Corporation consists of an unlimited number of Preferred Shares, 500,000 Preferred Shares, Series A, 1,000 Special Shares, an unlimited number of Non-Voting Shares

and an unlimited number of Common Shares. As at March 10, 2005, 83,783,106 Common Shares were issued and outstanding.

In connection with the Annual and Special Meeting of Shareholders of the Corporation to be held May 10, 2005, the board of directors of the Corporation will submit to the shareholders of the Corporation for their consideration and approval a special resolution to amend the articles of the Corporation (i) by deleting the existing rights, privileges, restrictions and conditions attached to the Common Shares and attaching revised rights, privileges, restrictions and conditions, (ii) by deleting from the authorized share capital of the Corporation the Preferred Shares (including the Preferred Shares, Series A), the Special Shares and the Non-Voting Shares, and (iii) by increasing the authorized capital of the Corporation by the creation of an additional class of shares, to be designated as "Preferred Shares", issuable in one or more series, in an unlimited number. For a more detailed description of the foregoing proposed amendments, see the Corporation's Management Proxy Circular furnished in connection with its Annual and Special Meeting of Shareholders to be held on May 10, 2005.

Common Shares

The Common Shares rank equally in all respects with the Non-Voting Shares described above except as indicated herein. The holders of Common Shares are entitled: (i) to vote on the basis of one vote for each Common Share held at all meetings of the shareholders, except meetings at which only holders of another specified class or series of shares are entitled to vote; (ii) to exchange each Common Share held for one Non-Voting Share; and (iii) subject to the rights, privileges, restrictions and conditions attaching to the Preferred Shares, to share equally, share for share with the holders of the Non-Voting Shares in all dividends declared by BlackRock on the Non-Voting Shares and the Common Shares and to receive, *pari passu* with the holders of the Non-Voting Shares, the remaining property of BlackRock upon dissolution.

In the event the Non-Voting Shares are subdivided, consolidated, reclassified or otherwise changed, the Common Shares shall contemporaneously therewith be subdivided, consolidated, reclassified or otherwise changed in the same proportion and in the same manner.

Preferred Shares

The Preferred Shares are issuable in series. The Preferred Shares of each series rank on a parity with the Preferred Shares of every other series and are entitled to preference over the Common Shares and Non-Voting Shares and any other shares ranking junior to the Preferred Shares with respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding up of the Corporation. The board of directors of the Corporation is empowered to fix the number of shares and the rights to be attached to any series of the Preferred Shares, including the amount of dividends and any conversion, voting and redemption rates. The board of directors of the Corporation has created one series of Preferred Shares titled "Preferred Shares, Series A", which are entitled to receive fixed, cumulative preferential cash dividends at the rate of $0.06 per share per annum payable half-yearly, to receive notice of all meetings of the shareholders of BlackRock and to vote on the basis of one vote for each Preferred Share, Series A held at all meetings of the shareholders, except meetings at which only holders of another specified class or series are entitled to vote.

Special Shares

A total of 1,000 Special Shares were issued in connection with the Arrangement. However, all of the Special Shares were redeemed for an amount equal to the fair market value of the consideration for which such Special Shares were issued. There are no Special Shares outstanding.

Non-Voting Shares

The Non-Voting Shares rank equally in all respects with the Common Shares, except as indicated herein. The holders of Non-Voting Shares are entitled: (i) to receive notice of, to attend and participate in

discussions at meetings of shareholders but are not, except where otherwise expressly required by law, entitled to vote at meetings of shareholders; (ii) to convert their Non-Voting Shares into Common Shares on the basis of one Non-Voting Share for each Common Share; and (iii) subject to the rights, privileges, restrictions and conditions attaching to the Preferred Shares, to share equally, share for share with the holders of the Common Shares in all dividends declared by BlackRock on the Non-Voting Shares and the Common Shares and to receive, *pari passu* with the holders of the Common Shares, the remaining property of BlackRock upon dissolution. In the event the Common Shares are subdivided, consolidated, reclassified or otherwise changed, the Non-Voting Shares shall contemporaneously therewith be subdivided, consolidated, reclassified or otherwise changed in the same proportion and in the same manner.

SHAREHOLDER RIGHTS PLAN

On January 21, 2000, the Corporation implemented a shareholder rights plan (the "Rights Plan") pursuant to a Shareholder Rights Plan Agreement dated January 21, 2000, which was amended and restated on March 24, 2003, (the "Rights Plan Agreement") between the Corporation and CIBC Mellon Trust Company, as rights agent. Copies of the Rights Plan Agreement are available upon request to the Secretary of the Corporation. The Rights Plan Agreement is also available on SEDAR at www.sedar.com. The amendments made to the Rights Plan Agreement on March 24, 2003 are described in the Management Proxy Circular dated March 24, 2003 of the Corporation relating to the Annual and Special Meeting of the Shareholders that was held on May 13, 2003.

The Rights Plan utilizes the mechanism of the Permitted Bid (as defined in the Rights Plan Agreement) to encourage a person seeking control of the Corporation to give the board of directors and the shareholders of the Corporation sufficient time to evaluate the take-over bid, negotiate with the initial bidder and encourage competing bids to emerge. The purpose of the Rights Plan is to allow a potential bidder to avoid the dilutive features of the Rights Plan by making its bid comply with the conditions specified in the Permitted Bid provisions of the Rights Plan that include, among other things, the requirement that the Permitted Bid remain open for not less than 45 days. If a person makes a take-over bid that is a Permitted Bid, then the Rights Plan will not affect the transaction in any respect.

The Rights Plan will expire on the earlier of the Termination Time (as defined in the Rights Plan Agreement) and the termination of the annual meeting of shareholders in 2006 or, if the continued existence of the Rights Plan Agreement is ratified at such annual meeting by a resolution passed by a majority of votes cast by Independent Shareholders (as defined in the Rights Plan Agreement) who vote in respect thereof, the Rights Plan will expire on the earlier of the Termination Time and the termination of the annual meeting of shareholders in 2009.

MARKET FOR SECURITIES

The outstanding Common Shares of the Company are listed and posted for trading on the Toronto Stock Exchange (the "TSX") under the trading symbol "BVI". The following table sets forth the high, low and closing prices and volume of the Common Shares on the TSX for each month of 2004 and for the previous five years.

(Cdn$)	High	Low	Close	Share Volume
December 2004	7.78	6.75	7.35	2,918,127
November 2004	7.95	6.11	7.65	6,217,228
October 2004	7.20	6.52	6.90	5,627,224
September 2004	7.00	6.05	6.79	6,193,406
August 2004	7.30	6.50	6.64	3,663,943
July 2004	7.70	6.62	7.25	4,126,897
June 2004	7.55	6.10	7.54	5,572,141
May 2004	8.15	6.60	7.31	10,568,910
April 2004	7.95	4.99	7.53	21,956,968
March 2004	5.90	4.65	5.39	4,795,758
February 2004	4.75	4.10	4.75	2,048,763
January 2004	4.50	3.98	4.28	2,736,485
2003	4.60	2.02	4.15	33,829,980
2002	2.94	0.92	2.36	52,654,251
2001	1.30	0.81	0.99	13,637,560
2000	1.40	0.80	0.93	15,901,344
1999	1.35	0.40	1.00	66,359,140

ESCROWED SHARES

There are no escrowed shares of BlackRock.

DIRECTORS AND OFFICERS

The board of directors of the Corporation is comprised of six members. The name, municipality of residence, position held with BlackRock and principal occupation of each of the directors and executive officers as of the date hereof and during the previous five years are set forth below.

Directors

Name and Municipality of Residence	Office (Director since)	Principal Occupation
C. Bruce Burton (1) Thornhill, Ontario, Canada	Director (May 1996)	Vice President Finance and Chief Financial Officer Dundee Precious Metals Inc.
John L. Festival Calgary, Alberta, Canada	Director and President (May 2001)	President BlackRock Ventures Inc.
Victor M. Luhowy (1) Priddis, Alberta, Canada	Director (May 1997)	President and Chief Executive Officer Mystique Energy Inc.
Kent J. MacIntyre (1)(2) Calgary, Alberta, Canada	Director (August 1999)	Independent Businessman
Seymour Schulich (2) Toronto, Ontario, Canada	Director (May 2000)	Chairman Newmont Capital Limited
Kenneth F. Williamson (2) Dwight, Ontario, Canada	Chairman and Director (April 1999)	Independent Consultant

Notes:
(1) Member of the Audit Committee
(2) Member of the Governance Committee

Officers

Name and Municipality of Residence	Office	Principal Occupation
John L. Festival Calgary, Alberta, Canada	President	President of BlackRock
Donald W. Cook Calgary, Alberta, Canada	Vice President, Finance, Chief Financial Officer and Secretary	Vice President, Finance, Chief Financial Officer and Secretary of BlackRock
Brad R. Gardiner Dewinton, Alberta, Canada	Vice President, Production	Vice President, Production of BlackRock
Timothy J. Kozmyk Calgary, Alberta, Canada	Vice President, Exploration	Vice President, Exploration of BlackRock

During the previous five years, all of the directors and officers of the Company have held their present principal occupations or other positions with the Company as noted opposite their respective names except as follows:

(a) Mr. Burton has been in his current occupation since November 2003. From January 2001 to November 2003 Mr. Burton was an independent financial consultant. He was the President and Chief Financial Officer of BlackRock from April 1998 to December 2000, and he has been a director of the Company since the Company's inception in May 1996.

(b) Mr. Festival has been the President of BlackRock since January 2001. From April 1999 to December 2000, Mr. Festival was Vice President, Business Development with BlackRock. Between November 1998 and April 1999, Mr. Festival was an independent oil and gas consultant. From 1992 to November 1998, Mr. Festival held various positions with Koch Exploration Canada Ltd. ("Koch Canada"), including Senior Vice President, responsible for the strategy and operations of its E&P division.

(c) Mr. Luhowy has been in his current occupation since February 2004. From September 2003 to February 2004 he was an independent businessman. From June 1997 to September 2003 he was President and Chief Executive Officer of BelAir Energy Corporation, a public oil and gas company, or one of its predecessor companies Prior to that time, he was Senior Vice-President and Chief Operating Officer of ELAN Energy Inc.

(d) From July 1996 to January 2003, Mr. MacIntyre was Chief Executive Officer and Vice-Chairman of PrimeWest Energy Trust, an open-ended investment trust that invests in oil and gas properties.

(e) Mr. Schulich was Co-Founder, Chairman and Co-Chief Executive Officer of Franco-Nevada Mining Corporation Ltd., a public international gold royalty company formed in 1982. On February 15, 2002, this company merged with Newmont Mining Corporation. Mr. Schulich has been the Chairman of Newmont Capital Limited, a subsidiary of Newmont Mining Corporation, since 2002.

(f) Mr. Williamson has been an independent financial consultant since 1998. From 1993 to 1998, Mr. Williamson was Vice Chairman, Investment Banking at Midland Walwyn/Merrill Lynch Canada.

(g) Mr. Cook has been in his current position with BlackRock since April 1999. From June 1997 to March 1999, Mr. Cook was an independent financial consultant. From October 1995 to June 1997, Mr. Cook held the position of Vice President, Finance, Controller and Secretary of Discovery West Corp. Prior to that time, he was Vice President and Treasurer of Coho Energy Inc.

(h) Prior to joining BlackRock in April 1999, Mr. Gardiner was Vice President, Production and Engineering with Koch Canada, responsible for the management of its field operations and engineering groups. Mr. Gardiner had been with Koch Canada since 1990 in various senior positions.

(i) Prior to joining BlackRock in April 1999, Mr. Kozmyk was Vice President, Exploration with Koch Canada, responsible for Koch's exploration and property acquisition activity. Mr. Kozmyk had been with Koch Canada since 1985 in various senior positions.

There is no executive committee of the board of directors of BlackRock. The directors of the Company are elected each year at the annual meeting of shareholders and serve until the next annual meeting of shareholders or until their successors are elected or appointed.

As at March 11, 2005, the directors and officers listed above, as a group, beneficially owned, directly or indirectly, or exercised control or direction over 14,476,430 Common Shares, representing approximately

17% of the outstanding Common Shares of the Company. In addition, the directors and officers listed above, as a group, hold options to purchase an aggregate of 5,050,000 Common Shares of the Company, representing approximately 4.5% of the outstanding Common Shares of the Company calculated on a fully diluted basis.

Investors should be aware that some of the directors and officers of BlackRock are directors and officers of other private and public companies. Some of these companies may, from time to time, be involved in business transactions or banking relationships which may create situations in which conflicts might arise. Any such conflicts shall be resolved in accordance with the procedures and requirements of the relevant provisions of the CBCA, including the duty of such directors and officers to act honestly and in good faith with a view to the best interests of the Company.

PROMOTERS

There have been no promoters of BlackRock in the past three financial years, or during the current financial year.

LEGAL PROCEEDINGS

In 2003, after an seven-month consultative process with the Whitefish Lake First Nation ("WLFN") and other stakeholders, the Corporation obtained a permit from the AEUB allowing the Corporation to construct a heavy oil pipeline in the Seal Lake area. The AEUB did not grant the WLFN intervenor status to oppose the permit application on the basis that the WLFN had not established the potential for direct and adverse impact on legally recognized rights. The WLFN applied for leave to appeal the denial of standing. In addition, the WLFN applied for an injunction to stop construction of the pipeline pending its appeal. In February 2004, the Court of Appeal of Alberta denied the WLFN's request for an injunction but granted the WLFN leave to appeal on the issue of whether the AEUB had applied the appropriate standard in reaching its decision to deny the WLFN status to oppose the application. The WLFN has not pursued an appeal of this decision.

If the Court of Appeal of Alberta determines that the AEUB did not apply the correct standard in reaching its decision to deny the WLFN standing, then the matter will likely be referred back to the AEUB with a direction to reconsider whether the WLFN should be granted intervenor status. If the WLFN is then granted intervenor status, the AEUB could reconsider the granting of the pipeline permit during which process the WLFN, BlackRock and other affected parties would have the right to be heard. After such reconsideration, the AEUB could, among other things, grant the permit again with the same conditions as the original permit, grant the permit with additional conditions or deny the permit altogether. In the event that the AEUB denies the permit, the Corporation could not continue to operate the pipeline, although the Corporation would have the right to re-apply to the AEUB for another permit.

On March 22, 2004, Chief Clifford Laboucan and the WLFN (together, the "Plaintiffs") filed a Statement of Claim (the "Claim") in the Court of Queen's Bench of Alberta (the "Court"), naming the Province of Alberta, BlackRock and Mr. John Festival, President of BlackRock, as defendants.

In the Claim, the Plaintiffs have advanced a significant aboriginal land claim alleging entitlement to over 300,000 acres of land in Alberta, including leases and mineral rights. The Plaintiffs allege that when the WLFN selected its reserve lands, it was not advised by the Federal Government of the possible existence of minerals on certain lands and as such the WLFN is now entitled to select, and the Province of Alberta has the obligation to provide, lands containing mineral reserves. Accordingly, the Plaintiffs claim ownership of all of BlackRock's developments, licences, tenures, permits, leases, mineral rights and titles in the Seal Lake area. In addition, the Plaintiffs allege that the Province of Alberta and BlackRock did not properly consult with the WLFN prior to the AEUB authorizing the construction of BlackRock's pipeline and breached various fiduciary, trust, legal and equitable obligations to the WLFN, and that the Federal Government and others have acted fraudulently. The Plaintiffs are also seeking general, punitive

and aggravated damages against the Province of Alberta, BlackRock and Mr. Festival totaling $12.5 billion.

Management of BlackRock believes that the Claim, as it relates to BlackRock and Mr. Festival, has no merit and has filed a Statement of Defense and intends to seek dismissal of the Claim. However, the Company cannot predict the outcome of these proceedings or whether these proceedings will lead to monetary damages, which could have a material adverse effect on the Corporation's financial position.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No director, officer or any other insider of the Corporation or any associate or affiliate of such insiders, had any material interest, direct or indirect, in any transaction within the three most recently completed financial years or during the current financial year or in any proposed transaction that materially affects or would materially affect the Corporation or any of its affiliates.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Company are PricewaterhouseCoopers LLP, Chartered Accountants, Calgary, Alberta.

The Company's transfer agent and registrar for the Company's Common Shares is CIBC Mellon Trust Company, at its principal offices in Calgary and Toronto.

MATERIAL CONTRACTS

Except for contracts entered into by the Company in the ordinary course of business or otherwise disclosed herein, the only material contracts entered into or to be entered into by the Company which can reasonably be regarded as presently material are the following:

Shareholder Rights Plan Agreement

On January 21, 2000, the Corporation implemented a shareholder rights plan pursuant to a Shareholder Rights Plan Agreement dated January 21, 2000, which was amended and restated on March 24, 2003. See "Shareholder Rights Plan".

INTEREST OF EXPERTS

Sproule Associates Limited are the independent reserves evaluators appointed by the board of directors of the Company. As at the date hereof, the directors, officers and associates of Sproule Associates Limited beneficially own, directly or indirectly, less than 1% of the securities of the Company and its associates and affiliates.

No person or company whose profession or business gives authority to a statement made by such person or company and who is named in this Annual Information Form or in a document that is specifically incorporated by reference into this Annual Information Form as having prepared or certified a part of this Annual Information Form, or a report or valuation described in this Annual Information Form or in a document specifically incorporated by reference into this Annual Information Form, has received or shall receive a direct or indirect interest in the property of the Company or of any associate or affiliate of the Company. In addition, none of the aforementioned persons or companies, nor any director, officer or employee of any of the aforementioned persons or companies, is or is expected to be elected, appointed or employed as a director, officer or employee of the Company or of any associates or affiliates of the Company.

ADDITIONAL INFORMATION

Additional information on the Company can be found on SEDAR at www.sedar.com.

Additional information, including directors' and officers' remuneration, their indebtedness to the Company, principal holders of the Company's securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in the Company's Management Proxy Circular furnished in connection with the Annual and Special Meeting of Shareholders to be held on May 10, 2005.

Additional financial information is provided in the audited financial statements and Management's Discussion and Analysis of the Company for the years ended December 31, 2004 and 2003 which appear on pages 28 to 55 inclusive in the Company's 2004 Annual Report, which is incorporated herein by reference.

For additional copies of this Annual Information Form and the materials listed in the preceding paragraphs, please contact:

Secretary
BlackRock Ventures Inc.
2600, 605 – 5th Avenue S.W.
Calgary Alberta T2P 3H5
Phone: (403) 233-2253
Fax: (403) 263-0437
Email:info@blackrock-ven.com



FOR IMMEDIATE RELEASE

Not for distribution to United States newswire services or for dissemination in the United States. Any failure to comply with this restriction may constitute a violation of U.S. Securities law.

BlackRock Announces Offering of Common Shares

CALGARY, ALBERTA (March 10, 2005) - BlackRock Ventures Inc. (TSX:BVI) is pleased to announce that it has entered into an agreement with a syndicate of underwriters led by GMP Securities Ltd. and including, RBC Dominion Securities Inc., FirstEnergy Capital Corp. and Sprott Securities Inc. to issue from treasury on a bought deal basis 9,000,000 common shares at a price of $11.25 per share representing total gross proceeds of $101,250,000. The Company has also granted an option to the underwriters, exercisable in whole or part up to the time of closing of the offering, to purchase up to an additional 2,000,000 common shares on the same terms and conditions as the offering (including the same offering price). Assuming that the underwriters exercise the option in full, the total gross proceeds will be $123,750,000.

The common shares will be offered in each of the provinces of Canada by way of short form prospectus. The offering is scheduled to close on or about March 30, 2005.

The net proceeds will be used to fund the Company's exploration and development activities and for general corporate purposes.

This news release does not constitute an offer to sell or the solicitation of an offer to buy any Common Shares within the United States. The Common Shares have not been and will not be registered under the United States *Securities Act of 1933*, as amended (the "1933 Act"), or any state securities laws. Accordingly, the Common Shares may not be offered or sold in the United States or to U.S. persons (as such terms are defined in Regulation S under the 1933 Act) unless registered under 1933 Act and applicable state securities laws or an exemption from such registration is available.

Forward-looking Statements

This document contains forward-looking information. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. By their nature, forward-looking statements involve assumptions and known and unknown risks and uncertainties that may cause actual future results to differ materially from those contemplated. These risks include such

things as volatility of oil and gas prices, commodity supply and demand, fluctuations in currency and interest rates, ultimate recoverability of reserves, timing and costs of drilling activities and pipeline construction, new regulations and legislation and availability of capital. Please refer to the Company's annual report for more detail as to the nature of these risks and uncertainties. Although BlackRock believes that the expectations represented by these forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct.

BlackRock Ventures Inc. is a Calgary based oil company active in the exploration, development and production of heavy oil in Western Canada.

For further information, please contact:

John Festival, President or
Don Cook, Chief Financial Officer
BlackRock Ventures Inc.
(403) 233-2253
To find out more about BlackRock Ventures Inc. (TSX:BVI),
visit our website, www.blackrock-ven.com

File # 82-4555



FOR IMMEDIATE RELEASE

BlackRock Files Annual Information Form

CALGARY, ALBERTA (March 11, 2005) - BlackRock Ventures Inc. (TSX:BVI) announced today that it has filed its Annual Information Form for the year ended December 31, 2004, which includes the disclosure and reports related to reserves data and other oil and gas information required pursuant to National Instrument 51-101 of the Canadian Securities Administrators. The report can be accessed electronically on SEDAR at www.sedar.com.

BlackRock Ventures Inc. is a Calgary based oil company active in the exploration, development and production of heavy oil in Western Canada.

For further information, please contact:

John Festival, President or
Don Cook, Chief Financial Officer
BlackRock Ventures Inc.
(403) 233-2253
To find out more about BlackRock Ventures Inc. (TSX:BVI),
visit our website, www.blackrock-ven.com



FOR IMMEDIATE RELEASE

BlackRock Announces 2004 Financial and Operating Results

CALGARY, ALBERTA, (March 9, 2005) - BlackRock Ventures Inc. (TSX:BVI) announced today the financial and operating results for the year ended December 31, 2004.

Higher crude oil production and increased commodity prices generated record results for the Company in 2004. Highlights include:

- 42% increase in daily average crude oil production to 5,308 barrels per day; year-end exit production was in excess of 10,000 barrels per day;
- 105% increase in net earnings to $8 million;
- 81% increase in cash flow from operations to $25.6 million;
- 61% increase in production revenues to $44.9 million;
- New heavy oil discovery at Chipmunk, in northern Alberta
- Detailed engineering design begins on the Orion SAGD project at Hilda Lake
- One and three year finding and development costs of $4.03/bbl and $4.73/bbl, respectively;
- 59% increase in proved plus probable reserves to 24.7 million barrels equivalent.

Commenting on its 2004 results, John Festival, President, indicated "BlackRock achieved record financial results in 2004 due to strong operational performance combined with higher commodity prices. Our growth for the next few years is well established with the continuing development of our Seal properties in northern Alberta and our anticipated construction start to the Orion SAGD project at Hilda Lake. In addition, we are confident our new discovery at Chipmunk will have a significant impact on our future. Although we may face some temporary challenges with low heavy oil prices from time to time, we believe our existing projects provide us with an excellent opportunity to build value for our shareholders. We have set a target to exit 2005 with production of 14,000 barrels per day, a 40% increase from year-end 2004".

Operations Review

Total capital expenditures in 2004 were $51.6 million. This included, among other things, the drilling of 85 wells, expansion of our oil processing facilities at Seal and completion of the Seal pipeline.

Seal

We were very active at Seal in 2004. Our major focus was to complete development of the Central block, begin the Eastern block development and complete necessary infrastructure projects in the area. We drilled 38 horizontal wells on the Central block in 2004, which brings the total number of wells drilled on this block to 75. Development of the Central block is now essentially complete, and late in 2004 we began development of the Eastern block, with 15 horizontal wells drilled. In 2004, we successfully completed several infrastructure projects:

- Construction on a 10,000 barrel per day oil processing facility on the Central block was finished in March. The facility was then expanded to 15,000 barrels per day in the fall. Construction of this facility reduced our requirement to take oil to third-party facilities for processing. BlackRock has a 50% working interest in this facility. In 2005, this facility will be expanded to handle 23,000 barrels of oil per day.
- An 87 kilometer pipeline, with a 58,000 barrel per day capacity, was constructed to take oil produced at Seal to the Nipisi terminal, where it is injected into the Rainbow Pipeline system and shipped to Edmonton. The cost of the pipeline came in under budget and was operational three months ahead of schedule. The pipeline reduced our trucking costs from $5–6 per barrel to $1.50–$2 per barrel.
- A gas gathering and handling system was constructed on the Central block that captures gas produced with the oil. This captured gas will be used to operate the wells and the processing facility, with any excess gas sold into the market. We expect to begin selling 0.5–1.0 million cubic feet of gas per day during the first quarter of 2005.

In 2005, we will complete the development of the Eastern block as well as continue the delineation of the other blocks, in particular, the Peace River, Northern and Cadotte blocks. This delineation work will provide us with the information to begin development of these blocks, likely in 2006.

Orion SAGD Project at Hilda Lake

The Orion project at Hilda Lake is a planned 20,000 barrel per day steam-assisted, gravity-drainage (SAGD) project located in the Cold Lake oilsands region. In 2004, BlackRock received regulatory approval to begin commercial development of the project. We have hired an internal project manager to oversee the design and construction phase of this project. In addition, we have retained a third-party engineering firm to complete the detailed engineering design for the project and to provide a current cost estimate. If approved by our Board of Directors sometime in the second half of 2005, construction would begin in 2006, with first production expected in the second half of 2007. Although no reserves have been recognized in our year-end reserve reports we have internally estimated approximately 190 million barrels of recoverable oil from Hilda Lake.

We continue to operate the pilot at Hilda Lake, which has been operating for over seven years. The pilot has produced over 1.2 million barrels of oil during this period. During 2004, the Hilda Lake SAGD pilot produced 487 barrels of oil per day and generated $2.2 million in net revenues.

Chipmunk

In 2004, BlackRock made what appears to be another significant heavy oil discovery in northern Alberta. Chipmunk is located approximately 25 kilometers southeast of BlackRock's Seal project, in the Peace River oilsands area of northwest Alberta.

This new play is characterized by high-volume, 11° API oil production from vertical wells drilled into the Mississippian-aged Pekisko Formation carbonate reservoirs. To date, BlackRock and working interest partner Talisman Energy Canada have successfully drilled two vertical wells and have recompleted a third vertical well, for combined production of 960 barrels of oil per day.

Based on 470 kilometres of 2-D seismic, the Company has identified 78 reef-like anomalies on 65,000 acres of working-interest lands along a twenty mile linear trend. BlackRock and its partner are currently undertaking a $2.5 million 40 square kilometre 3D seismic program in the area. Additional plans for 2005 include the test drilling of at least five new reef structures and possibly a development drilling program on the structures proven by the original wells. BlackRock's average working interest in the play is 55%.

Lloydminster

Although our capital commitment to Lloydminster is modest it does provide us with a good source of cash flow. During 2004, we drilled 15 wells (14 wells in 2003) primarily in existing areas such as Forestbank, Pike's Peak and Edam. Our objective at Lloydminster is to maintain our production base of 2,000 – 3,000 barrels of oil per day.

Production

Crude oil production increased 42% in 2004, averaging 5,795 barrels of oil per day compared with an average of 4,080 barrels of oil per day in 2003. The majority of the increase is attributable to the development of the Central block at Seal. At December 31, 2004 oil production from our conventional properties (excluding Hilda Lake) was in excess of 10,000 barrels per day, including approximately 7,500 barrels per day from the Seal area. We have set a target to exit 2005 at 14,000 barrels per day, or 40% higher than 2004.

Production(bbl/day)	Three months ended December 31,		Year ended December 31,	
	2004	2003	2004	2003
Conventional heavy oil				
Lloydminster	2,308	1,806	2,081	1,999
Seal	5,503	3,000	3,167	1,593
Chipmunk	168	-	60	-
	7,979	4,806	5,308	3,592
Hilda Lake SAGD	494	542	487	488
	8,473	5,348	5,795	4,080

Financial Results

Crude oil prices continued to remain strong in 2004. The West Texas Intermediate (WTI) reference price averaged US$41.40 per barrel in 2004, 33% higher than the 2003 average of US$31.04 per barrel. All of BlackRock's production revenues are derived from the sale of heavy oil, which will generally receive a lower price than light oil due to increased refining requirements to process each barrel. Heavy oil prices were also strong in 2004, although heavy oil differentials were wider, averaging US$12.50 per barrel, compared with US$7.79 per barrel in 2003. Crude oil prices were also impacted by the strengthening of the Canadian dollar in relation to the US dollar. The US/Canadian foreign exchange rate averaged $0.77 in 2004 compared with $0.72 in 2003.

	2004	2004	2004	2004	2004	2003	2000-2004
	Q4	Q3	Q2	Q1			5 yr avg
WTI crude oil price (US$/bbl)	48.28	43.88	38.31	35.14	41.40	31.04	30.92
Bow River heavy differential (US$/bbl)	18.77	11.78	10.82	8.63	12.50	7.79	8.58
Hardisty Bow River heavy price (Cdn$/bbl)	36.10	41.96	37.40	34.93	37.60	32.68	32.27
Bow River reference price as a % of WTI	61.1	73.2	71.8	75.4	69.8	74.9	72.3
Exchange rate – Cdn$/US$	0.819	0.765	0.736	0.759	0.77	0.716	0.688

Overall, crude oil revenues increased 61% in 2004 to $44.9 million from $27.9 million in 2003. The increase in revenues is attributable to a 48% increase in oil production and a 9% increase in the average realized crude oil sales price. Conventional crude oil production averaged 5,308 barrels per day in 2004, compared to 3,592 barrels per day in 2003. The increase in production is attributable to development drilling in the Seal area.

The increase in the average wellhead price reflects the general increase in prices in the crude oil market and lower transportation costs as a result of the construction of the Seal heavy oil pipeline in April, which reduced the requirement to truck oil out the area. In 2004, Seal-area sales volumes represented 60% of our total 2004 sales volumes compared to 44% in 2003. This change in sales mix also impacted our average sales price as Seal oil volumes receive a lower price due to the lower gravity of the oil.

BlackRock did not enter into any oil price hedging arrangements in 2004.

The average royalty expense dropped to 10% in 2004 from 14% of revenues in 2003, due to an increase in sales revenues derived from oil sands production (Seal area) which is eligible for the Crown royalty rate of 1% before project payout. Operating costs were $7.23 per barrel in 2004, an 11% increase from $6.53 per barrel in 2003. Higher operating costs reflect increased industry activity levels which have increased cost for such things as power, labour and well servicing. General and administrative costs in 2004 were $1.0 million compared with $1.4 million in 2003. Increased compensation costs and costs of additional personnel were offset by higher overhead recoveries that reflect increased activity levels including operation of the Seal oil battery and pipeline. On a unit-of-production basis, cash administration costs decreased by 54% to $0.50 per barrel from $1.08 per barrel in 2003. Stock-based compensation represents the non-cash cost associated with expensing the value of stock options granted to employees, directors and consultants. In 2004, stock-based compensation amounted to $1.2 million, or $0.60 per barrel, compared with $24,000 in 2003. The increase reflects a greater number of stock options granted to employees in 2004. Depletion and depreciation expense increased by 45% to $12.1 million in 2004. The increase was due principally to higher production volumes. The Company's depreciation and depletion rate of $6.23 per barrel was comparable to 2003.

The increased revenues contributed to record cash flows for the year. Cash flow from operations was $25.6 million in 2004, or $0.32 per share compared to $14.1 million or $0.19 per share in 2003. Net earnings were $8.0 million in 2004 compared to $3.9 million in 2003.

Netbacks (per boe)	Three months ended December 31,		Year ended December 31,	
	2004	2003	2004	2003
Revenue	$18.62	$15.56	$23.13	$21.30
Royalties	1.40	1.47	2.24	3.02
Operating costs	7.17	5.39	7.23	6.53
Field netback	$10.05	$8.70	$13.65	$11.75

At December 31, 2004, BlackRock was debt-free and had a working capital surplus of $29.4 million.

Fourth Quarter Results

Light oil prices increased by 10% in the fourth quarter of 2004 compared to the third quarter, with WTI oil averaging US$48.28 per barrel. However, heavy oil prices dropped sharply from the third quarter. The Bow River Heavy oil price differential averaged US$18.77 per barrel in the fourth quarter compared to US$11.78 per barrel in the third quarter. In addition, the cost of condensate, used to blend with heavy oil,

increased significantly during the fourth quarter.

The decrease in heavy oil prices is attributable to seasonal fluctuations in heavy oil demand, curtailed demand from certain heavy oil refineries due to unscheduled maintenance, and additional supplies of heavy oil on the market due to increased production. As a result of these factors BlackRock's average wellhead price dropped from $33.64 per barrel in the third quarter to $18.62 per barrel in the fourth quarter of 2004. The price decline was particularly noticeable in December, when our wellhead price fell below $10 per barrel. The decrease in sales price was partially offset by higher sales volumes.

BlackRock sold an average of 7,979 barrels of oil per day during the fourth quarter, an increase of 85% over third quarter levels. By the end of the year we were producing in excess of 10,000 barrels of oil per day. The increased sales volumes are attributable to continued development drilling at Seal. Production revenues were $13.7 million in the fourth quarter of 2004 compared to $13.4 million in the third quarter. Operating costs were comparable to the third quarter, averaging $7.17 per barrel. Cash flow from operations and net earnings were $7.3 million and $1.9 million respectively in the fourth quarter compared with $8.9 million and $3.4 million respectively in the third quarter.

Capital expenditures in the fourth quarter of 2004 were $21.7 million, 103% higher than the third quarter. The increase reflects additional drilling activity during the quarter, when BlackRock drilled 35 wells in the Seal area, 10 wells in the Lloydminster area and one well at Chipmunk.

Annual Meeting

The Company's Annual General Meeting of Shareholders is scheduled for 10:00 AM on Tuesday May 10, 2005 in The Westin Hotel at 320 – 4th Avenue S.W., Calgary, Alberta.

Forward-Looking Statements

This document contains forward-looking information. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project" "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. By their nature, forward-looking statements involve assumptions and known and unknown risks and uncertainties that may cause actual future results to differ materially from those contemplated. These risks include such things as volatility of oil and gas prices, commodity supply and demand, fluctuations in currency and interest rates, ultimate recoverability of reserves, timing and costs of drilling activities and pipeline construction, new regulations and legislation and availability of capital. Please refer to the Company's annual report for more detail as to the nature of these risks and uncertainties. Although BlackRock believes that the expectations represented by these forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct.

BlackRock Ventures Inc. is a Calgary based oil company active in the exploration, development and production of heavy oil in western Canada.

For further information, please contact:
John Festival, President or
Don Cook, Chief Financial Officer
BlackRock Ventures Inc.
(403) 233-2253
To find out more about BlackRock Ventures Inc. (TSX:BVI),
visit our website, www.blackrock-ven.com

BLACKROCK VENTURES INC.

STATEMENTS OF OPERATIONS AND RETAINED EARNINGS (DEFICIT)
(unaudited)

(Cdn $ in thousands, except per share amounts)	Three months ended December 31, 2004	Three months ended December 31, 2003 (restated) Note 2	Twelve months ended December 31, 2004	Twelve months ended December 31, 2003 (restated) Note 2
Revenues				
Oil and gas	$14,961	$ 8,670	$ 49,635	$ 32,615
Transportation costs	(1,294)	(1,788)	(4,708)	(4,694)
	13,667	6,882	44,927	27,921
Royalties	(1,028)	(649)	(4,361)	(3,952)
	12,639	6,233	40,566	23,969
Expenses				
Production	5,261	2,383	14,045	8,562
General and administrative, net	189	139	974	1,423
Stock based compensation	727	8	1,172	24
Depletion, depreciation and accretion	4,086	2,615	12,097	8,346
	10,263	5,145	28,288	18,355
Earnings before undernoted	2,376	1,088	12,278	5,614
Other income				
Interest income	282	214	890	928
Earnings before income taxes	2,658	1,302	13,168	6,542
Provision for income taxes (note 6)				
Current	175	117	860	790
Future	560	311	4,310	1,843
	735	428	5,170	2,633
Earnings for the period	1,923	874	7,998	3,909
Retained earnings (deficit), beginning of period	2,780	(4,169)	(3,295)	(7,204)
Retained earnings (deficit), end of period	$ 4,703	$ (3,295)	$ 4,703	$ (3,295)
Earnings per share (note 9)				
Basic	$ 0.02	$ 0.01	$ 0.10	$ 0.05
Diluted	$ 0.02	$ 0.01	$ 0.10	$ 0.05

BLACKROCK VENTURES INC.
STATEMENTS OF CASH FLOWS
(unaudited)

(Cdn $ in thousands)	Three months ended December 31, 2004	Three months ended December 31, 2003	Twelve months ended December 31, 2004	Twelve months ended December 31, 2003
		(restated) Note 2		(restated) Note 2
Cash provided by (used in):				
Operating Activities				
Earnings for the period	$ 1,923	$ 874	$ 7,998	$ 3,909
Non-cash charges to earnings				
Depletion, depreciation and accretion	4,086	2,615	12,097	8,346
Future income taxes	560	311	4,310	1,843
Stock based compensation	727	8	1,172	24
Funds from operations	7,296	3,808	25,577	14,122
Net change in non-cash working capital	284	77	3,601	(1,221)
	7,580	3,885	29,178	12,901
Investment Activities				
Additions to oil and gas properties	(21,699)	(14,655)	(51,560)	(36,377)
Sale of oil and gas properties	337	-	337	3,817
Other assets	(48)	(9)	(191)	(20)
Net change in non-cash working capital	(1,910)	(2,657)	(3,075)	240
	(23,320)	(17,321)	(54,489)	(32,340)
Financing Activities				
Net proceeds on issue of common shares	52	-	40,847	561
Increase (decrease) in cash	(15,688)	(13,436)	15,536	(18,878)
Cash and short-term deposits, beginning of period	46,400	28,612	15,176	34,054
Cash and short-term deposits, end of period	$ 30,712	$ 15,176	$ 30,712	$ 15,176

BLACKROCK VENTURES INC.

BALANCE SHEETS

(unaudited)

(Cdn $ in thousands)	December 31, 2004	December 31, 2003
		(restated) Note 2
Assets		
Current		
Cash and short-term deposits	$ 30,712	$ 15,176
Accounts receivable	20,681	14,054
Inventory	1,121	-
Prepaid expenses	444	180
	52,958	29,410
Oil and gas properties (note 3)	118,607	78,030
Other assets	192	56
	$ 171,757	$ 107,496
Liabilities and Shareholders' Equity		
Current liabilities		
Accounts payable and accruals	$ 23,516	$ 14,978
Asset retirement obligations (note 8)	7,475	6,078
Future income taxes (note 6)	11,837	8,481
	42,828	29,537
Shareholders' Equity		
Common shares (note 4)	123,030	81,230
Contributed surplus (note 4)	1,196	24
Retained earnings (deficit)	4,703	(3,295)
	128,929	77,959
	$ 171,757	$ 107,496

Commitments (note 11)

1. Accounting policies

The accounting policies of the Company are in accordance with accounting principles generally accepted in Canada. Those policies considered significant are outlined below:

(a) Oil and gas properties

The full cost method of accounting is followed whereby all costs associated with the acquisition, exploration and development of oil and gas properties are capitalized.

Such capitalized costs include lease acquisition, geological and geophysical, drilling, plant and equipment and pipeline costs and related overhead.

Proceeds from the disposal of properties are applied as a reduction of the cost of the remaining assets, except when such a disposal would alter the rate of depletion and depreciation by more than 20%, in which case a gain or loss on disposal is recorded. Revenues and costs associated with the Company's output from its Hilda Lake bitumen property are being recorded as an adjustment to the capitalized costs until the project reaches the commercial production stage.

The Company periodically assesses the carrying value of its oil and gas properties to determine if an impairment has occurred. An impairment is recognized if the carrying value of its oil and gas properties exceeds the sum of the undiscounted cash flows expected from the production of proved reserves, the lower of cost or market of unproved properties and the cost of major development projects. If it is determined that an impairment has occurred a loss is recognized to the extent that the carrying value of assets exceeds the sum of the net present value of future pre-tax cash flows from its proved plus probable reserves, the lower of cost or market value of its unproved properties and the cost of major development projects. The net present value of future cash flows are estimated using expected future product prices and costs and discounted using a risk-free interest rate.

The Company's exploration, development and production activities are conducted jointly with others. These financial statements reflect only the Company's proportionate interest in such activities.

(b) Depreciation, depletion and amortization

Depreciation and depletion for oil and gas properties are calculated using the unit-of-production method which is based on production volumes, before royalties, and proved reserve volumes. Gas volumes are converted to equivalent oil volumes based on the relative energy content of six thousand cubic feet of gas to one barrel of oil. Included in oil and gas properties are expenditures related to unproven properties which have been excluded from the depletion calculation until such time as it is determined whether proved reserves are attributable to the properties or impairment in value has occurred.

(c) Revenue Recognition

Revenues associated with the sale of the Company's crude oil and natural gas are recognized when title passes from the Company to its customer and delivery has taken place.

(d) Asset retirement obligations

The Company recognizes the fair value of its asset retirement obligations in the period in which it is incurred. The estimated fair value of the asset retirement obligation is recorded as a liability, with a corresponding increase in the carrying amount of the related asset. The capitalized amount is depleted on a unit-of-production basis over the life of the reserves. The liability amount is increased each period due to the passage of time and is charged to earnings for the period. Actual costs incurred upon settlement of the asset retirement obligation are offset against the liability recorded.

(e) Stock based compensation

The Company uses the fair value method of accounting for stock based compensation whereby the Company recognizes the cost of stock options granted to employees, directors and certain consultants. For options granted prior to January 1, 2003 the intrinsic value method was used and no compensation expense was recognized. Any consideration paid by the option holder on exercise of stock options or purchase of stock is credited to share capital. If stock or stock options are repurchased, the excess of the consideration paid over the carrying amount of the stock or stock option cancelled is charged to retained earnings.

(f) Cash and short-term investments

The Company considers all highly liquid investments with a remaining maturity of three months or less at the time of purchase to be cash equivalents. These cash equivalents consist primarily of term deposits. Cash equivalents and short-term investments are stated at cost, which approximates market value.

(g) Inventory

Inventory of oil products is stated at the lower of cost and net realizable value. Cost is determined on a first-in, first-out basis. Inventory costs include direct and indirect expenditures incurred in bringing the inventory to its existing condition.

(h) Use of estimates

The amounts recorded for depletion, depreciation and accretion of property and equipment, stock based compensation and the provision for asset retirement obligations are based on estimates. The ceiling test is based on estimates of oil and natural gas reserves, production rates, oil and gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant.

(i) Per share amounts

Basic earnings per share is calculated by dividing earnings by the weighted average number of common shares outstanding during the period. Diluted earnings per share reflect the potential dilution that could occur if stock options were exercised. The treasury stock method is used to determine the dilutive effect of stock options.

2. Change in Accounting Policies

(a) Asset Retirement Obligations

Effective January 1, 2004, the Company adopted CICA Handbook Section 3110, Asset Retirement Obligations. Prior to the change in accounting policy the Company recognized a provision for future site

reclamation and abandonment costs calculated on the unit of production method over the life of the oil and gas properties based on the total estimated proved reserves and an estimated future liability. The new standard requires the future retirement obligations to initially be measured at fair value, which is estimated to be the discounted future value of the liability. The fair value is capitalized as part of the cost of the related asset and amortized to expense over its useful life. The liability accretes until the date of expected settlement of the retirement obligation. The effect of the change in accounting policy on the balance sheet as at December 31, 2003 is an increase in oil and gas properties of $3,693,000, an increase in provision for site restoration of $4,342,000, a decrease in future income taxes of $278,000 and an increase in the deficit of $371,000. The effect on the income statement in 2003 was to increase depletion and depreciation expense by $84,000 and to decrease the provision for future income taxes by $36,000. The Company used a credit adjusted risk free rate of 6.25% to calculate the present value of the asset retirement obligation.

(b) Stock based Compensation

In 2003, the Company adopted a new CICA Handbook standard that requires companies to recognize compensation cost for the value of stock options granted. The new standard decreased net earnings for the year-ended December 31, 2004 and 2003 by $1,172,000 and $24,000, respectively.

(c) Oil and Gas Properties - Full Cost Accounting

In 2003, the CICA issued Accounting Guideline 16 – Oil and Gas Accounting – Full Cost. Effective January 1, 2004, the new guideline amends the ceiling test calculation applied by companies to its oil and gas assets. The new guideline was effective for fiscal periods beginning on or after January 1, 2004. There were no changes to the financial statements as a result of implementing the new guideline.

(d) Presentation of Transportation Costs

In prior years, the Company has presented revenues derived from the sale of crude oil and natural gas net of third party transportation costs incurred to deliver the product to the purchaser. Effective 2004, the CICA amended Handbook Section 1100 – Generally Accepted Accounting Principles. The Company's interpretation of these amendments indicate that these third party transportation costs be disclosed separately from sales revenue. Accordingly, these costs have now been disclosed as a separate item on the statement of operations. This change in disclosure had no effect on net earnings for the periods presented.

3. Oil and Gas Properties

	2004	2003
Petroleum and natural gas interests	$ 139,874	$ 86,161
Accumulated depletion and depreciation	(32,650)	(20,988)
	107,224	65,173
Hilda Lake SAGD project	11,383	12,857
	$ 118,607	$ 78,030

During the year ended December 31, 2004, the Company capitalized $782,000 (2003 – $749,000) of general and administrative costs related to exploration and development activity.

At December 31, 2004, the depletion and depreciation calculation excluded unproved properties of $20,946,000 (2003 - $24,936,000).

The reference prices used in the ceiling test evaluation of the Company's crude oil and natural gas reserves at December 31, 2004 were:

	2005	2006	2007	2008	2009	Thereafter
Crude oil						
Hardisty Bow River 24.9° ($/barrel)	$36.26	$34.89	$32.11	$30.68	$29.08	1.5%
Natural gas						
Alberta AECO-C Spot ($/MMBTU)	$6.97	$6.66	$6.21	$5.73	$5.37	1.5%

The Company's activities include the construction and operation of a pilot plant on its Hilda Lake Alberta bitumen property using the Steam Assisted Gravity Drainage ("SAGD") technology, following which a determination will be made regarding commercial production. The recoverability of expenditures incurred on the Hilda Lake property is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain financing to complete the development of the property, and upon future profitable production, or alternatively upon the Company's ability to dispose of its interest for net proceeds in excess of the carrying value of its interest.

4. Capital Stock

(a) Authorized:

Unlimited number of common shares, without nominal or par value

Unlimited number of preferred shares, without nominal or par value

(b) Issued:

	Number of Shares		Amount
Common shares			
Balance December 31, 2002	72,357,638	$	80,669
Stock options exercised	905,134		561
Balance December 31, 2003	73,262,772	$	81,230
Issued for cash	9,000,000		42,300
Issue costs, net of tax benefits of $953	-		(1,517)
Stock options exercised	1,520,334		1,017
Balance December 31, 2004	83,783,106	$	123,030

c) Stock options

The Company has established a stock option plan pursuant to which common shares are available for the granting of incentive stock options. Pursuant to the plan, the exercise price of the option cannot be less than the market price of the common shares on the day the option is granted. The options generally vest over a three year period and are issued for a maximum term of 10 years. Incentive stock options totaling 6,182,500 common shares were outstanding at December 31, 2004. Changes in the number of shares issuable under outstanding options were as follows:

	Number of Shares		Range of Exercise Prices Per Share		Average Exercise Price Per Share
Balance December 31, 2002	5,514,634	$	0.57 – 2.40	$	1.35
Granted	87,500		2.22		2.22
Exercised	(905,134)		0.57-0.86		0.62
Balance December 31, 2003	4,697,000	$	0.57-2.40	$	1.51
Granted	3,007,500		4.95-7.40		6.89
Cancelled	(1,666)		2.03		2.03
Exercised	(1,520,334)		0.57-2.28		0.67
Balance December 31, 2004	6,182,500	$	0.57-7.40	$	4.33

On August 10, 2004, the Company agreed to issue two million stock options to the officers of the Company. The Company does not presently have a sufficient number of Common Shares available and reserved for issuance pursuant to the exercise of options under the Corporation's Stock Option Plan, and therefore the granting of such options is conditional on the Corporation obtaining the approval of shareholders to approve the option grant and to increase the maximum number of Common Shares issuable under the Stock Option Plan. The 2,000,000 stock options granted to these officers are included in the number of stock options outstanding as at December 31, 2004.

The following table sets forth information about stock options outstanding as at December 31, 2004.

	Options Outstanding			Options Exercisable	
Range of Exercise Price	Number of Options	Weighted Average Price Per Share	Remaining Contractual Life (yrs)	Options Exercisable	Weighted Average Price Per Share
$0.57-$0.99	557,500	$0.74	4.4	557,500	$0.74
$1.00-$1.99	220,000	1.32	6.2	186,667	1.21
$2.00-$2.40	2,397,500	2.25	7.5	1,552,506	2.25
$4.95-$7.40	3,007,500	6.89	9.6	-	-
	6,182,500	$4.33	8.2	2,296,673	$1.80

d) Stock-based compensation

The fair value of options granted is measured using the Black-Sholes model. In 2004, the Company granted 3,007,500 (2003 - 87,500) with a fair value of $8,750,000 (2003 - $100,000). This value will be recognized as an expense over the vesting period of the options. The following table sets out the assumptions used in applying the Black-Scholes model:

	2004	2003
Risk-free interest rate	4.34%	4.50%
Expected life (in years)	5	5
Expected volatility	0.41	0.54
Dividends per share	-	-

If the Company had applied the new accounting policy for all options granted since January 1, 2002, net earnings and earnings per share would have been adjusted to the following proforma amounts:

	2004	2003
Net earnings, as reported	$ 7,998	$ 3,909
Net earnings, proforma	6,972	2,885
Earnings per share, as reported	0.10	0.05
Earnings per share, proforma	0.09	$ 0.04

5. Bank Credit Facilities

As at December 31, 2004, the Company has a demand revolving credit facility with a Canadian chartered bank with an authorized credit limit of $5 million. Advances under the facility bear interest at the bank's prime lending rate plus 1/4% per annum. The authorized credit limit is subject to annual review and redetermination. The facility is collateralized by a fixed and floating debenture in the amount of $8 million on the Company's oil and gas properties other than the Hilda Lake property. At December 31, 2004, there were no advances outstanding under this facility.

6. Income Taxes

The differences between the expected income tax provision and the reported income tax provision are summarized as follows:

		2004		2003
Tax expense @ 41.5% (2002 - 42.91%) of earnings before tax	$	5,465	$	2,807
Crown payments not deductible for tax purposes		1,111		990
Resource allowance		(2,094)		(1,518)
Non-deductible expenses		490		10
Rate reduction		(622)		(450)
Other		(40)		4
Total future tax provision		4,310		1,843
Large corporations tax and provincial capital tax		860		790
	$	5,170	$	2,633

The components of the net future income tax liability at December 31, 2004 and 2003 are as follows:

		2004		2003
Future income tax assets				
Non-capital loss carry-forwards	$	16	$	35
Asset retirement obligations		2,718		2,240
Share issue costs		1,076		505
Other		55		23
		3,865		2,803
Future income tax liabilities				
Carrying value of capital assets in excess of tax basis		15,702		11,284
Net future income tax liability	$	11,837	$	8,481

7. **Financial instruments**

(a) The carrying amounts of cash, accounts receivable, and accounts payable and accruals approximate fair value because of the short maturity of these instruments.

(b) Periodically, the Company enters into contracts that reduce its exposure to fluctuations in the price of crude oil by locking in a fixed price for a portion of its crude oil production. At December 31, 2004, none of the Company's future production was hedged.

(c) The Company's accounts receivable are with customers and joint venture partners in the oil and gas industry and are subject to normal industry credit risks. In addition, the Company sells production to a range of purchasers who are subject to internal credit review to minimize the risk of non-payment.

8. **Asset Retirement Obligations**

At December 31, 2004, the estimated total undiscounted future amount required to settle the asset retirement obligations was $11.8 million. These obligations will be settled based on the useful lives of the underlying assets, which ranges from one to twenty years. The present value of the asset retirement obligations has been calculated using a credit adjusted risk free rate of 6.25% and an inflation rate of 1.5%:

Changes to asset retirement obligations were as follows:

		2004		2003
Asset retirement obligations, beginning of year	$	6,078	$	4,770
Increase in liabilities		1,292		1,010
Liabilities eliminated on sale of property		(216)		-
Change in estimates		(59)		-
Accretion expense		380		298
Asset retirement obligations, end of year	$	7,475	$	6,078

9. **Commitments**

The Company has entered into certain commitments related to transportation and processing agreements, capital commitments and leasing of office premises. As at December 31, 2004, the payments due under these commitments are as follows:

2005	$	1,333
2006		1,333
2007		1,333
2008		1,339
2009		871
Thereafter	$	502

10. **Legal proceedings**

In 2003, after a seven-month consultative process with the Whitefish Lake First Nation ("WLFN") and other stakeholders, the Company obtained a permit from the Alberta Energy and Utilities Board ("AEUB") allowing the Company to construct a heavy oil pipeline in the Seal Lake area. The AEUB did not grant the WLFN intervenor status to oppose the permit application on the basis that the WLFN had not established the potential for direct and adverse impact on legally recognized rights. The WLFN applied for leave to appeal the denial of standing. In addition, the WLFN applied for an injunction to stop construction of the

pipeline pending its appeal. In February 2004, the Court of Appeal of Alberta denied the WLFN's request for an injunction but granted the WLFN leave to appeal on the issue of whether the AEUB had applied the appropriate standard in reaching its decision to deny the WLFN status to oppose the application. The WLFN has not pursued an appeal of this decision.

If the Court of Appeal of Alberta determines that the AEUB did not apply the correct standard in reaching its decision to deny the WLFN standing, then the matter will likely be referred back to the AEUB with a direction to reconsider whether the WLFN should be granted intervenor status. If the WLFN is then granted intervenor status, the AEUB could reconsider the granting of the pipeline permit during which process the WLFN, the Company and other affected parties would have the right to be heard. After such reconsideration, the AEUB could, among other things, grant the permit again with the same conditions as the original permit, grant the permit with additional conditions or deny the permit altogether. In the event that the AEUB denies the permit, the Company could not continue to operate the pipeline, although the Company would have the right to re-apply to the AEUB for another permit.

On March 22, 2004, Chief Clifford Laboucan and the WLFN (together, the "Plaintiffs") filed a Statement of Claim (the "Claim") in the Court of Queen's Bench of Alberta (the "Court"), naming the Province of Alberta, the Company and Mr. John Festival, President of the Company, as defendants.

In the Claim, the Plaintiffs have advanced a significant aboriginal land claim alleging entitlement to over 300,000 acres of land in Alberta, including leases and mineral rights. The Plaintiffs allege that when the WLFN selected its reserve lands, it was not advised by the Federal Government of the possible existence of minerals on certain lands and as such the WLFN is now entitled to select, and the Province of Alberta has the obligation to provide, lands containing mineral reserves. Accordingly, the Plaintiffs claim ownership of all of the Company's developments, licences, tenures, permits, leases, mineral rights and titles in the Seal Lake area. In addition, the Plaintiffs allege that the Province of Alberta and the Company did not properly consult with the WLFN prior to the AEUB authorizing the construction of the Company's pipeline and breached various fiduciary, trust, legal and equitable obligations to the WLFN, and that the Federal Government and others have acted fraudulently. The Plaintiffs are also seeking general, punitive and aggravated damages against the Province of Alberta, the Company and Mr. Festival totaling $12.5 billion.

Management of the Company believes that the Claim, as it relates to the Company and Mr. Festival, has no merit and has filed a Statement of Defense and intends to seek dismissal of the Claim. However, the Company cannot predict the outcome of these proceedings or whether these proceedings will lead to monetary damages, which could have a material adverse effect on the Company's financial position.

11. Earnings Per Share

		2004		2003
Net earnings ($000's)	$	7,998	$	3,909
Weighted average number of shares outstanding		81,117,839		72,893,538
Number of shares added to the weighted average number of shares outstanding to account for the dilutive effect of employee stock options		2,022,033		2,070,226
Basic earnings per share	$	0.10	$	0.05
Diluted earnings per share	$	0.10	$	0.05

File # 82-4555

BLACKROCK VENTURES INC.
2600, 605 – 5th Avenue SW
Calgary, Alberta
T2P 3H5

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual and Special Meeting of the Shareholders of BlackRock Ventures Inc. (the "**Corporation**") will be held in the Eau Claire Room of The Westin Hotel at 320 – 4th Avenue SW, Calgary, Alberta, Canada, on Tuesday, May 10, 2005 at 10:00 a.m. (Calgary time) for the purposes of:

1. receiving the financial statements of the Corporation for the year ended December 31, 2004 and the report of the auditors thereon;

2. electing the directors of the Corporation for the ensuing year or until their successors are elected or appointed;

3. appointing the auditors of the Corporation for the ensuing year;

4. considering and, if thought appropriate, approving an ordinary resolution, with or without variation, to amend the Corporation's stock option plan to increase the maximum number of common shares reserved for issuance thereunder by 3,900,000 common shares as described in the Management Proxy Circular which accompanies this Notice (the "**Management Proxy Circular**");

5. considering and, if thought appropriate, approving an ordinary resolution, with or without variation, to ratify the granting of an additional 2,000,000 stock options to the senior officers of the Corporation as described in the Management Proxy Circular;

6. considering and, if thought appropriate, approving a special resolution, with or without variation, to amend the articles of the Corporation: (i) by deleting the existing rights, privileges, restrictions and conditions attached to the common shares and attaching to the common shares the rights, privileges, restrictions and conditions as set out in Appendix "A" to the Management Proxy Circular; (ii) by deleting from the authorized share capital of the Corporation the preferred shares, preferred shares, series A, non-voting shares and special shares; and (iii) by increasing the authorized share capital of the Corporation by the creation of an additional class of shares, to be designated as "Preferred Shares", issuable in one or more series, in an unlimited number, each such Preferred Share having attached the rights, privileges, restrictions and conditions as set out in Appendix "A" to the Management Proxy Circular; and

7. transacting such other business as may properly come before the meeting or any adjournment thereof.

Information with respect to the foregoing matters is contained in the Management Proxy Circular.

Shareholders who are unable to attend the meeting or any adjournment thereof are requested to complete, date, sign and return the enclosed form of proxy in the envelope provided for that purpose. To be valid, proxies must be deposited with CIBC Mellon Trust Company, Suite 600, 333 - 7th Avenue SW, Calgary, Alberta, Canada T2P 2Z1, not later than 10:00 a.m. (Calgary time) on Friday, May 6, 2005.

DATED at Calgary, Alberta this 11th day of March, 2005.

By Order of the Board of Directors

(signed) *"Don Cook"*

D. W. Cook
Vice President Finance,
Chief Financial Officer and Secretary

BLACKROCK VENTURES INC.

MANAGEMENT PROXY CIRCULAR

For the Annual and Special Meeting of Shareholders to be held on Tuesday, May 10, 2005

GENERAL PROXY MATTERS

Solicitation of Proxies

This Management Proxy Circular is furnished in connection with the solicitation of proxies by or on behalf of the management of BlackRock Ventures Inc. (the "Corporation") for use at the Annual and Special Meeting of the Shareholders of the Corporation (the "Meeting") to be held in the Eau Claire Room of The Westin Hotel at 320 – 4th Avenue SW, Calgary, Alberta, Canada at 10:00 a.m. (Calgary time) on Tuesday, May 10, 2005, and at any adjournment thereof, for the purposes set forth in the accompanying Notice of Annual and Special Meeting of Shareholders (the "Notice of Meeting").

It is expected that such solicitation will be primarily by mail although proxies may also be solicited personally or by telephone by employees of the Corporation at nominal cost. The cost of such solicitation will be borne by the Corporation.

The information contained in this Management Proxy Circular is given as of March 11, 2005 unless otherwise noted.

Appointment and Revocation of Proxies

The persons named in the enclosed form of proxy are persons designated by management of the Corporation. **Each shareholder has the right to appoint a person (who need not be a shareholder of the Corporation) other than management nominees to attend and act on his behalf at the Meeting. Such right may be exercised either by striking out the printed names of the management nominees and inserting in the space provided therein the name of the person to be appointed as proxy or by completing another appropriate form of proxy.**

In order to be effective, a proxy must be signed by the shareholder or his attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized in writing, and deposited with CIBC Mellon Trust Company, Suite 600, 333 - 7th Avenue SW, Calgary, Alberta, Canada T2P 2Z1, not later than 10:00 a.m. (Calgary time) on Friday, May 6, 2005.

Proxies given by shareholders for use at the Meeting may be revoked at any time prior to their use. In addition to revocation in any other manner permitted by law, a shareholder giving a proxy may revoke the proxy by an instrument in writing executed by the shareholder or his attorney authorized in writing, or if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized, and deposited either at the Corporation's registered office, 4500 Bankers Hall East, 855 - 2nd Street SW, Calgary, Alberta, Canada T2P 4K7 at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof, at which the proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof, and upon either of such deposits the proxy is revoked.

Voting of Proxies

The persons named in the enclosed form of proxy will vote the shares in respect of which they are appointed in accordance with the directions of the shareholder appointing them on any ballot that may be called for and, where the person whose proxy is solicited specified a choice with respect to any matter to be voted upon, such person's shares shall be voted in accordance with the specifications so made. **In the absence of such direction or choice, such shares will be voted at the Meeting in favour of the matters referred to in the Notice of Meeting.**

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to any amendments or variations to matters identified in the Notice of Meeting and to any other business which may properly come before the Meeting or any adjournment thereof. At the time of printing this Management Proxy Circular, management of the Corporation knows of no such amendments, variations or other business to come before the Meeting other than the matters referred to in the Notice of Meeting. **However, if any amendment, variation or other business properly comes before the Meeting, the enclosed form of proxy confers discretionary authority upon the persons named therein to vote on any such amendment, variation or other business in accordance with their best judgment.**

The resolutions to elect the directors, appoint the auditors, amend the stock option plan and ratify the grant of stock options to senior officers of the Corporation must be approved by the affirmative vote of a majority of the votes cast by the holders of common shares of the Corporation ("**Common Shares**") at the Meeting. The special resolution to amend the articles of the Corporation must be approved by the affirmative vote of not less than 66⅔% of the votes cast by the holders of Common Shares at the Meeting.

VOTING OF COMMON SHARES

General

The directors have fixed March 21, 2005 as the record date for the determination of shareholders entitled to receive notice of the Meeting. Each shareholder of record on March 21, 2005 is entitled to cast one vote for each Common Share then held of record. As at the close of business on March 11, 2005, 83,783,106 Common Shares were outstanding.

Advice to Beneficial Holders of Common Shares

The information set forth in this section is of significant importance to many shareholders as a substantial number of shareholders do not hold Common Shares in their own name. Shareholders who do not hold their shares in their own name (referred to in this Management Proxy Circular as "**Beneficial Shareholders**") should note that only proxies deposited by shareholders whose names appear on the records of the Corporation as the registered holders of Common Shares can be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a shareholder by a broker, then, in almost all cases, those Common Shares will not be registered in the shareholder's name on the records of the Corporation. Such Common Shares will more likely be registered under the name of the shareholder's broker or an agent of that broker. In Canada, the vast majority of such Common Shares are registered under the name of CDS & Co. (the registration name for The Canadian Depositary for Securities, which acts as nominee for many Canadian brokerage firms). Common Shares held by brokers or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, a broker and its agents and nominees are prohibited from voting shares for the broker's clients. **Therefore, Beneficial Shareholders should ensure that instructions respecting the voting of their Common Shares are communicated to the appropriate person.**

Applicable regulatory rules require intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. Every intermediary/broker has its own mailing procedures and provides its

own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their shares are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is identical to the form of proxy provided to registered shareholders. However, its purpose is limited to instructing the registered shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Independent Investor Communications Corporation ("**IICC**"). IICC typically applies a special sticker to the proxy forms, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the proxy forms to IICC. IICC then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be presented at the Meeting. **A Beneficial Shareholder receiving a proxy with an IICC sticker on it cannot use that proxy to vote Common Shares directly at the Meeting. The proxy must be returned to IICC well in advance of the Meeting in order to have the Common Shares voted.**

Although a Beneficial Shareholder may not be recognized directly at the Meeting for purposes of voting Common Shares registered in the name of his broker (or an agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for the registered shareholder and vote the Common Shares in that capacity. Beneficial Shareholders who wish to attend the Meeting and indirectly vote their Common Shares as proxyholder for the registered shareholder should enter their own names in the blank space on the instrument of proxy provided to them and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

PRINCIPAL HOLDERS OF COMMON SHARES

To the knowledge of the directors and senior officers of the Corporation, as at March 11, 2005, no person beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the outstanding Common Shares except as set out below:

Name of Beneficial Owner	Number of Common Shares	Percentage of Common Shares
Seymour Schulich	12,000,000[1]	14.3%

Note:

(1) 1,000,000 Common Shares are held by the S. Schulich Foundation, a non-profit organization of which Mr. Seymour Schulich is President.

MATTERS TO BE ACTED UPON AT THE MEETING

1) Election of Directors

The articles of the Corporation provide that the number of directors on the Corporation's board of directors (the "**Board of Directors**") shall consist of a minimum of five and a maximum of eleven directors. The Board of Directors has determined to fix the number of directors at six. Accordingly, it is proposed that six directors be elected until the next annual meeting of the shareholders of the Corporation or until their successors are elected or appointed.

On any ballot that may be called for at the Meeting, the persons named in the enclosed form of proxy, if named as proxy, intend to vote such proxy for the election of those persons specified in this Management Proxy Circular as directors, unless a shareholder has specified in its proxy that its shares are to be withheld from voting in the election of directors. If no choice is specified by a shareholder to either vote for or withhold from voting for the election of directors, the persons whose names are printed in the enclosed form of proxy intend to vote for the election of those persons specified in this Management Proxy Circular as

directors. Management does not contemplate that any of the nominees will be unable to serve as a director but, if that should occur for any reason prior to the Meeting, proxies will not be voted with respect to such vacancy.

The following table and notes thereto set out the names of the six persons proposed to be nominated for election as directors, their principal occupations, all offices currently held with the Corporation, the year in which each first became a director of the Corporation, the number of Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised by each of them and the number of options held by each of them. Each of the nominees listed below has advised the Corporation that, as at March 11, 2005, he beneficially owns, directly or indirectly, or exercises control or direction over, the indicated number of Common Shares.

Name and Principal Occupation	Offices Held with the Corporation	Director Since	Common Shares Beneficially Owned or Under Control/Direction and Options Held
C. Bruce Burton[2] Chief Financial Officer and Vice-President Finance, Dundee Precious Metals Inc. (mining)	Director	1996	640,300[3] 75,000[4]
John L. Festival President of the Corporation	President and Director	2001	409,500[3] 1,050,000[4]
Victor M. Luhowy[2] President and Chief Executive Officer Mystique Energy Inc. (oil and gas)	Director	1997	13,975[3] 75,000[4]
Kent J. MacIntyre[1][2] Independent Businessman	Director	1999	605,387[3][5] 150,000[4]
Seymour Schulich[1] Chairman, Newmont Capital Limited (mining)	Director	2000	12,000,000[3][6] 150,000[4]
Kenneth F. Williamson[1] Independent Consultant	Director	1999	82,139[3] 200,000[4]

Notes:

(1) Member of the Governance Committee.

(2) Member of the Audit Committee.

(3) Common Shares.

(4) Options to acquire Common Shares. The options to acquire 1,050,000 Common Shares held by Mr. John L. Festival include the options to acquire 500,000 Common Shares granted by the Corporation to Mr. Festival effective August 13, 2004 which are subject to the Corporation obtaining the necessary shareholder approval to increase the maximum number of Common Shares reserved for issuance under the Stock Option Plan and subject to ratification by shareholders. See " Matters to be Acted Upon at the Meeting – 3) Amendment to Stock Option Plan and Ratification of Stock Option Grants".

(5) Held by 557136 Alberta Inc., a private corporation controlled by Mr. Kent J. MacIntyre.

(6) 1,000,000 Common Shares are held by the S. Schulich Foundation, a non-profit organization of which Mr. Seymour Schulich is President.

Each of the directors of the Corporation has held his present principal occupation for the past five years except as follows: Mr. C. Bruce Burton was appointed the Chief Financial Officer and Vice President, Finance of Dundee Precious Metals Inc. in November 2003 and prior thereto he was an independent financial consultant from January, 2001 to December, 2003 and he was the President and Chief Financial Officer of the Corporation from April, 1998 to December, 2000; Mr. John L. Festival has been the President of the Corporation since January, 2001 and was the Vice President, Business Development of the Corporation from April, 1999 to December, 2000 and prior thereto he held various positions with Koch Exploration Canada, a private oil and gas company; Mr. Victor M. Luhowy was appointed the President and Chief Executive Officer of Mystique Energy Inc. in February, 2004 and prior thereto he was an independent consultant from September 2003 to February 2004 and, from June 1997 to September 2003, he was the President and Chief Executive Officer of BelAir Energy Corporation; Mr. Kent J. MacIntyre was the Chief Executive Officer of PrimeWest Energy Inc., the operating company of PrimeWest Energy Trust, an open-ended investment trust which invests in oil and gas properties, from July, 1996 to January, 2003; Mr. Seymour Schulich is Chairman of Newmont Capital Limited, prior to February 15, 2002 he was Co-Founder, Chairman and Co-Chief Executive Officer of Franco-Nevada Mining Corporation Ltd., a public international gold royalty company formed in 1982, which company merged with Newmont Mining Corporation, the parent company of Newmont Capital Limited; and Mr. Kenneth F. Williamson has been an independent financial consultant since 1998 and, from 1993 to 1998, he was Vice Chairman, Investment Banking, at Midland Walwyn/Merrill Lynch Canada.

2) Appointment of Auditors

Management proposes that PricewaterhouseCoopers LLP, Chartered Accountants, be appointed as auditors of the Corporation to hold office until the next annual meeting of the shareholders of the Corporation. PricewaterhouseCoopers LLP or its predecessors have been auditors of the Corporation since October 16, 1996.

On any ballot that may be called for at the Meeting, the persons named in the enclosed form of proxy, if named as proxy, intend to vote such proxy for the appointment of PricewaterhouseCoopers LLP as auditors of the Corporation, unless a shareholder has specified in its proxy that its shares are to be withheld from voting in the appointment of auditors. If no choice is specified by a shareholder to vote either for or withhold from voting for the appointment of auditors, the persons whose names are printed in the enclosed form of proxy intend to vote for the appointment of PricewaterhouseCoopers LLP as auditors of the Corporation.

Fees paid or payable to the Corporation's auditors for professional services rendered to the Corporation in 2004 are as follows:

Audit services	$42,500
Audit related services	$81,560
Tax related services	$24,029

3) Amendment to Stock Option Plan and Ratification of Stock Option Grants

Increase in Maximum Number of Common Shares Reserved for Issuance under the Stock Option Plan

The Toronto Stock Exchange (the "**TSX**") rules relating to stock option plans requires that the Corporation seek shareholder approval to increase the number of Common Shares to be reserved for issuance under the Corporation's stock option plan (the "**Stock Option Plan**"). The Board of Directors is requesting shareholder approval to amend the Stock Option Plan to increase the maximum number of Common Shares reserved and actually available for issuance thereunder by 3,900,000. Details of the foregoing proposed amendment to the Stock Option Plan are described below.

As at March 11, 2005, 4,384,298 Common Shares were reserved for issuance under the Stock Option Plan of which 4,182,500 Common Shares (representing approximately 5% of the issued and outstanding Common Shares as at such date) were reserved for issuance under outstanding options and 201,798 Common Shares (representing approximately 0.2% of the issued and outstanding Common Shares as at such date) remained available for future option grants. If the proposed amendment is approved by shareholders, the Corporation will have 8,284,298 Common Shares reserved for issuance under the Stock Option Plan (representing approximately 9.9% of the Common Shares issued and outstanding as at March 11, 2005). This information is summarized in the table below.

	Common Shares Reserved for Outstanding Options and Available for Future Option Grants	Common Shares Reserved for Outstanding Options	Common Shares Available for Future Option Grants
Currently Approved	4,384,298	4,182,500	201,798
Proposed Increase	3,900,000(1)	--	3,900,000(1)
Total	8,284,298	4,182,500	4,101,798(2)
% of Outstanding Common Shares	9.9%	5.0%	4.9%

Notes:

(1) Includes options to purchase an aggregate of 2,000,000 Common Shares which were granted by the Corporation effective August 13, 2004 to four senior officers subject to the Corporation obtaining the necessary shareholder approval to increase the maximum number of Common Shares reserved for issuance under the Stock Option Plan and subject to ratification by shareholders. See "Ratification of Stock Option Grants" below. This resulted in the total number of Common Shares issuable pursuant to the exercise of options exceeding the number of Common Shares previously authorized by the shareholders of the Corporation.

(2) After subtracting the options to purchase an aggregate of 2,000,000 Common Shares referred to in Note 1 above, 2,101,798 Common Shares will be available for future option grants.

When the Stock Option Plan was originally established on March 4, 1997, the maximum number of Common Shares reserved for issuance thereunder was 5,378,800. At the annual and special meeting of shareholders of the Corporation, which was held on May 13, 2003, the shareholders of the Corporation approved an amendment to the Stock Option Plan to increase the maximum number of Common Shares issuable thereunder to 8,378,800. As at March 11, 2005, a total of 3,994,502 Common Shares (representing approximately 4.8% of the issued and outstanding Common Shares as at such date) have been issued pursuant to the Stock Option Plan resulting in 4,384,298 Common Shares (representing approximately 5.2% of the issued and outstanding Common Shares as at such date) being reserved for outstanding options and available for future option grants as indicated in the table above.

The Board of Directors believes that the level of options granted maintains a reasonable balance between the interests of the Corporation in attracting and retaining employees through a balanced compensation program and the concerns of shareholders on the potential dilution arising from stock option grants. After the proposed amendment, less than 10% of the outstanding Common Shares will be subject to outstanding options and available for future option grants. Pursuant to the terms of the Stock Option Plan, no one person can hold options to purchase more than 5% of the outstanding Common Shares. Pursuant to the terms of the Stock Option Plan, reference to any "one person" includes associates of such person in the event such person is an insider of the Corporation with the result that options will not be granted to any one insider together with such insider's associates representing more than 5% of the aggregate of the issued and outstanding Common Shares. See "Executive Compensation - Stock Option Plan".

The TSX has conditionally approved the proposed amendment to the Stock Option Plan subject to shareholder approval. The TSX requires that the proposed amendment to the Stock Option Plan be approved by at least a majority of the votes cast in person or by proxy at the Meeting. Shareholders will be asked at the Meeting to consider and, if thought appropriate, approve the following resolution:

BE IT RESOLVED THAT:

1. The proposed amendment to the Corporation's stock option plan to increase the maximum number of Common Shares of the Corporation issuable thereunder by 3,900,000 Common Shares as described in the Management Proxy Circular of the Corporation dated March 11, 2005 in respect of the annual and special meeting of the shareholders of the Corporation to be held on May 10, 2005 be and the same is hereby authorized and approved.

2. Any director or officer of the Corporation be and is hereby authorized and directed to execute and deliver all documents and do all things as such person may determine to be necessary or advisable to give effect to this resolution.

On any ballot that may be called for the Meeting, the persons named in the enclosed form of proxy, if named as proxy, intend to vote such proxy in favour of the resolution referred to above unless a shareholder has specified in its proxy that its Common Shares are to be voted against the resolution. If no choice is specified by a shareholder to vote for or against the resolution referred to above, the persons whose names are printed in the enclosed form of proxy intend to vote in favour of the resolution.

Subject to the foregoing proposed amendment to the Stock Option Plan, all other material terms and conditions of the Stock Option Plan shall remain in full force and effect.

Ratification of Stock Option Grants

Effective August 13, 2004, the Corporation granted options to purchase an aggregate of 2,000,000 Common Shares to four senior officers subject to the Corporation obtaining the necessary regulatory and shareholder approvals to increase the maximum number of Common Shares reserved for issuance under the Stock Option Plan and subject to ratification by shareholders. These options have an exercise price of $6.95 per Common Share which was the closing price of the Common Shares on the TSX on August 12, 2004 and expire on August 13, 2014. None of these options are exercisable prior to the date of the Meeting. In the event that the necessary shareholder approval and ratification is not obtained at the Meeting, these options will terminate.

The TSX has conditionally approved the option grants to the four senior officers of the Corporation subject to the Corporation obtaining the necessary shareholder approval to increase the maximum number of Common Shares reserved for issuance under the Stock Option Plan and subject to ratification by shareholders. The TSX requires that the option grants to the four senior officers of the Corporation be approved by at least a majority of the votes cast in person or by proxy at the Meeting and that the four senior officers who received the options not be entitled to vote the 1,139,624 Common Shares owned by them in respect of the resolution. Shareholders (other than the four senior officers) will be asked at the Meeting to consider and, if thought appropriate, approve the following resolution:

BE IT RESOLVED THAT:

1. The option grants to the four senior officers of the Corporation as described in the Management Proxy Circular of the Corporation dated March 11, 2005 in respect of the annual and special meeting of shareholders of the Corporation to be held on May 10, 2005 be and the same are hereby ratified and confirmed.

2. Any director or officer of the Corporation be and is hereby authorized and directed to execute and deliver all documents and do all things as such person may determine to be necessary or advisable to give effect to this resolution.

On any ballot that may be called for the Meeting, the persons named in the enclosed form of proxy, if named as proxy, intend to vote such proxy in favour of the resolution referred to above unless a shareholder has specified in its proxy that its Common Shares are to be voted against the resolution. If no choice is specified by a shareholder to vote for or against the resolution referred to above, the persons whose names are printed in the enclosed form of proxy intend to vote in favour of the resolution.

4) Amendments to the Articles of the Corporation

The Corporation is currently authorized to issue four classes of shares, such classes being:

(a) an unlimited number of Common Shares;

(b) an unlimited number of preferred shares (the "**Preferred Shares**"), issuable in series, the first series of which consists of 500,000 shares designated as $0.06 cumulative, redeemable, voting preferred shares Series A without nominal or par value (the "**Preferred Shares, Series A**");

(c) 1,000 special shares without nominal or par value (the "**Special Shares**"); and

(d) an unlimited number of non-voting shares without nominal or par value (the "**Non-Voting Shares**").

As at March 11, 2005, there were 83,783,106 Common Shares outstanding and no Preferred Shares, Preferred Shares, Series A, Special Shares or Non-Voting Shares outstanding.

Since the completion of matters relating to the Corporation's share capital contemplated in the Plan of Arrangement of the Corporation filed on October 16, 1996, the Corporation has determined that it does not have any future requirement for the issuance of its current Preferred Shares, Preferred Shares, Series A, Special Shares or Non-Voting Shares. The rights, privileges, restrictions and conditions currently attached to the Common Shares contain references to the Non-Voting Shares which will become unnecessary with the elimination of the Non-Voting Shares. The rights, privileges, restrictions and conditions currently attached to the Preferred Shares contain references to the Non-Voting Shares and Special Shares which will become unnecessary with the elimination of the Non-Voting Shares and Special Shares.

As a result of the foregoing, the Corporation has determined that its share capital structure be simplified: (i) by deleting the existing rights, privileges, restrictions and conditions attached to the Common Shares and attaching to the Common Shares the rights, privileges, restrictions and conditions as set out in Appendix "A" hereto; (ii) by deleting from the authorized share capital of the Corporation the Preferred Shares, Preferred Shares, Series A, Non-Voting Shares and Special Shares; and (iii) by increasing the authorized share capital of the Corporation by the creation of an additional class of shares, to be designated as "Preferred Shares", issuable in one or more series, in an unlimited number, each such new Preferred Share having attached the rights, privileges, restrictions and conditions as set out in Appendix "A" hereto.

As a result of the above amendments, the authorized share capital of the Corporation will consist of an unlimited number of Common Shares and an unlimited number of new Preferred Shares, issuable in series, as set forth in Appendix "A" hereto. If the proposed amendments are approved, the existing rights of holders of Common Shares, including the right to vote, to receive dividends as and when declared by the Corporation and to receive the property and assets of the Corporation upon the liquidation, dissolution or winding-up of the Corporation, will

remain substantively similar under the amended articles of the Corporation, with the exception of the removal of the current right of holders of Common Shares to convert Common Shares into Non-Voting Shares. If the proposed amendments are approved, the rights, privileges, restrictions and conditions attached to the new Preferred Shares will be substantially similar under the amended articles of the Corporation to those attached to the existing Preferred Shares with the exception of the removal of references to the Non-Voting Shares and Special Shares. The Corporation will maintain its current flexibility to issue series of Preferred Shares which can be tailored to meet the circumstances existing at the time of issue.

Shareholders will be asked at the Meeting to consider and, if thought appropriate, approve the following special resolution:

BE IT RESOLVED, AS A SPECIAL RESOLUTION, THAT:

1. Pursuant to subsections 173(1)(d), (e) and (g) of the *Canada Business Corporations Act*, the Articles of the Corporation are hereby amended:

    (a) by deleting of the existing rights, privileges, restrictions and conditions attached to the Common Shares and attaching to the Common Shares the rights, privileges, restrictions and conditions as set out in Appendix "A" to the Management Proxy Circular of the Corporation dated March 11, 2005 in respect of the annual and special meeting of shareholders of the Corporation to be held on May 10, 2005 (the "Management Proxy Circular");

    (b) by reducing the maximum number of Preferred Shares, Preferred Shares, Series A, Special Shares and Non-Voting Shares the Corporation is authorized to issue to zero, none of which are currently issued or outstanding, so that the Corporation is no longer authorized to issue Preferred Shares, Preferred Shares, Series A, Special Shares and Non-Voting Shares and the said shares are hereby deleted in their entirety; and

    (c) by increasing the capital of the Corporation by the creation of an additional class of shares, to be designated as "Preferred Shares", issuable in one or more series, in an unlimited number, each such Preferred Share having attached the rights, privileges, restrictions and conditions as set out in the Appendix "A" to the Management Proxy Circular;

    so that the authorized share capital of the Corporation shall read as set out in Appendix "A" to the Management Proxy Circular.

2. Any officer or director of the Corporation is hereby authorized and directed, on behalf of the Corporation, to execute and deliver articles of amendment, in duplicate, to the Director under the *Canada Business Corporations Act* and to execute and deliver all such other documents and do all things as such person may determine to be necessary or advisable to give effect to this resolution.

3. Notwithstanding the foregoing, the directors of the Corporation may, without further approval of the holders of the Common Shares, revoke this resolution at any time before it is acted on.

On any ballot that may be called for at the Meeting, the persons named in the enclosed form of proxy, if named as proxy, intend to vote such proxy in favour of the special resolution referred to above, unless a shareholder has specified in its proxy that its Common Shares are to be voted against the special resolution. If no choice is specified by a shareholder to vote for or against, the persons whose names are printed in the enclosed form of proxy intend to vote in favour of the special resolution.

In order for the foregoing special resolution to be passed, it must be approved by not less than 66⅔% of the votes cast by the holders of Common Shares who vote in person or by proxy at the Meeting.

The Board of Directors may, in its sole discretion, withdraw the foregoing special resolution from consideration either before or at the Meeting.

Under the *Canada Business Corporations Act* (the "Act"), holders of Common Shares may dissent in respect of the proposed amendments to the articles of incorporation of the Corporation by following the procedure prescribed in the Act which is summarized below.

A shareholder entitled to dissent and who complies with the Act is entitled to be paid by the Corporation the fair value of the Common Shares held by the shareholder, determined as of the close of business on the last business day before the day on which the resolution is adopted. **A registered shareholder may dissent only with respect to all of the Common Shares held by such registered shareholder or with respect to all of the Common Shares held on behalf of any one beneficial owner and registered in the dissenting shareholder's name. Persons who are beneficial owners of Common Shares registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that only the registered owners of Common Shares are entitled to dissent. Accordingly, if you are a beneficial owner of Common Shares desiring to exercise your right of dissent, you must make arrangements for such shares beneficially owned by you to be registered in your name prior to the time the written objection to the special resolution is required to be received by the Corporation or, alternately, make arrangements for the registered holder of your Common Shares to dissent on your behalf.**

Each shareholder who intends to dissent must comply with the provisions of Section 190 of the Act which provides, among other things, that each dissenting shareholder must, at or before the Meeting, send to the Corporation a written objection to the resolution in respect of which the shareholder is dissenting. Upon receiving an objection, the Corporation is obligated to send to each shareholder who has objected a written offer to pay the shareholder an amount considered by the directors of the Corporation to be the fair value of the shareholder's shares and a statement showing how the fair value was determined. A shareholder may accept the written offer of the Corporation to pay the shareholder an amount considered by the directors of the Corporation to be the fair value of the shareholder's shares at any time within 30 days of the day on which the offer is made. If a shareholder chooses to accept the written offer of the Corporation, then the Corporation must pay for the shares of the dissenting shareholder within 10 days after the offer has been accepted.

If the shareholder and the Corporation cannot agree on the fair value for the Common Shares, then the Corporation or the dissenting shareholder, if the Corporation fails to apply to a Court within 50 days from the date that the resolution was adopted, may apply to a Court by originating notice after the adoption of the resolution to fix the fair value. The Court must then make an order fixing the fair value of the shares, giving judgment in the amount in favour of each dissenting shareholder and determining the time in which the Corporation must pay the amount. The Court may, in its discretion, appoint one or more appraisers to assist the Court to fix a fair value for the shares of the dissenting shareholders. The Court may also in its discretion allow a reasonable rate of interest. A dissenting shareholder is not required to give security for costs in respect of a court application and, except in special circumstances, is not required to pay the costs of the application or appraisal.

A dissenting shareholder ceases to have any rights as a shareholder of the Corporation other than the right to be paid the fair value of his shares upon sending a written notice to the Corporation of his dissent. The dissenting shareholder's rights will be reinstated if the shareholder withdraws his notice of dissent before the Corporation offers to pay the shareholder the fair value of his shares or the directors of the Corporation revoke the resolution in respect of which the shareholder is dissenting.

The Corporation may not make a payment to a dissenting shareholder if there are reasonable grounds for believing that the Corporation is, or would after the payment be, unable to pay its liabilities as they become due, or the realizable value of the Corporation's assets would thereby be less than the aggregate of its liabilities. In such a case, the Corporation must notify each dissenting shareholder that it is unable lawfully to pay for his shares. Each dissenting shareholder may then withdraw his notice of objection and be reinstated to his full rights as a shareholder, failing which he retains his status as a claimant against the Corporation to be paid when the Corporation is able to do so.

The above is only a summary of the provisions of Section 190 of the Act and is qualified in its entirety by reference to the full text of Section 190 which is attached hereto as Appendix "B". These provisions are technical and complex. **It is suggested that any shareholder wishing to dissent seek independent legal advice since the failure to comply strictly with the provisions of the Act may prejudice his right to dissent.**

EXECUTIVE COMPENSATION

Summary of Executive Compensation

The following table sets forth all compensation paid by the Corporation to its five highest paid executive officers (the "**Named Executive Officers**") who each received or earned salary and annual bonus in excess of $150,000 during the year ended December 31, 2004.

		Annual Compensation			Long-Term Compensation	
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)[1]	Securities Under Option Granted (#)	All Other Compensation ($)
John L. Festival President	2004	150,000	150,000	-	500,000	15,000
	2003	150,000	100,000	-	-	15,000
	2002	150,000	62,500	-	550,000	15,000
Don W. Cook Vice President Finance, Chief Financial Officer and Secretary	2004	150,000	150,000	-	500,000	15,000
	2003	150,000	100,000	-	-	15,000
	2002	115,000	62,500	-	550,000	11,500
Brad R. Gardiner Vice President, Production	2004	150,000	150,000	-	500,000	15,000
	2003	150,000	100,000	-	-	15,000
	2002	150,000	62,500	-	550,000	15,000
Timothy J. Kozmyk Vice President, Exploration	2004	150,000	150,000	-	500,000	15,000
	2003	150,000	100,000	-	-	15,000
	2002	150,000	62,500	-	550,000	15,000

Note:

(1) The aggregate amount of perquisites and other personal benefits, securities or property received by each Named Executive Officer was not greater than the lesser of $50,000 and 10% of the total annual salary and bonus paid to each Named Executive Officer.

Stock Option Plan

Effective March 4, 1997, the Board of Directors established the Stock Option Plan for the purpose of encouraging the participation of eligible persons in the growth and development of the Corporation. Officers, directors,

employees and, in limited circumstances, prospective employees of the Corporation and its affiliates and associated companies and others who provide or are expected to provide services to the Corporation and its affiliates and associated companies (collectively, "**Eligible Persons**") are eligible to receive options under the Stock Option Plan, which is administered by the Governance Committee of the Board of Directors.

The Stock Option Plan provides that the exercise price of options may not be less than the closing price (or if there is no closing price, the closing bid price) for the Common Shares on the TSX on the trading day immediately preceding the day on which the option is granted. The period over which any option may be exercised will be determined at the time of the granting of the option, although the Stock Option Plan prohibits such period from extending beyond ten years from the date of grant. Vesting is determined by the Board of Directors at the time options are granted, which generally is over a three year period.

Options are non-assignable although they contain provisions permitting the legal personal representatives of an optionee, for a period of six months, to exercise the option in the event of the death of the optionee. In the event the holder of options ceases to be an Eligible Person, such options will terminate on the earlier of their normal expiry date and 180 days from the date on which the optionee ceases, by reason other than his death, to be an Eligible Person.

Subject to regulatory approval, the Board Directors may amend or discontinue the Stock Option Plan at any time without shareholder approval but no such amendment may, without shareholder approval, increase the aggregate maximum number of Common Shares that may be subject to option under the Stock Option Plan, change the manner of determining the minimum option price, extend the option period under any option beyond 10 years, extend the period during which options may be granted or, without the consent of an optionee, alter or impair any option previously granted to such optionee under the Stock Option Plan.

Options Granted During the Year Ended December 31, 2004

Details regarding options granted to the Named Executive Officers during the fiscal year ended December 31, 2004 are set forth below.

Name and Principal Position	Securities Under Options Granted (#)	% of Total Options Granted in 2004	Exercise Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
John L. Festival President	500,000[(1)]	16.6	6.95	6.95	August 13, 2014
Don W. Cook Vice President Finance, Chief Financial Officer and Secretary	500,000[(1)]	16.6	6.95	6.95	August 13, 2014
Brad R. Gardiner Vice President, Operations	500,000[(1)]	16.6	6.95	6.95	August 13, 2014
Timothy J. Kozmyk Vice President, Exploration	500,000[(1)]	16.6	6.95	6.95	August 13, 2014

Note:

(1) Effective August 13, 2004, the Corporation granted these options to the Named Executive Officers subject to the Corporation obtaining the necessary shareholder approval to increase the maximum number of Common Shares reserved for issuance under the Stock Option Plan and subject to ratification by shareholders. None of these options are exercisable prior to the date of the Meeting. In the event that the necessary shareholder approval and ratification is not obtained at the Meeting, these options will terminate. See "Matters to be Acted Upon at the Meeting – 3) Amendment to Stock Option Plan and Ratification of Stock Option Grants".

Aggregate Option Exercises During the Year Ended December 31, 2004 and Year End Option Values

Details regarding options exercised by the Named Executive Officers during the fiscal year ended December 31, 2004 and year end option values are set forth below.

Name and Principal Position	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at December 31, 2004 (#)		Value of Unexercised in the Money Options at December 31, 2004 ($)[1]	
			Exercisable	Unexercisable	Exercisable	Unexercisable
John L. Festival President	378,000	2,315,960	366,667	683,333	1,867,335	1,133,665
Don W. Cook Vice President Finance, Chief Financial Officer and Secretary	350,000	2,064,750	366,667	683,333	1,867,335	1,133,665
Brad R. Gardiner Vice President, Production	500,000	3,047,000	316,667	683,333	1,613,835	1,133,665
Timothy J. Kozmyk Vice President, Exploration	250,000	1,795,000	616,667	683,333	3,562,335	1,133,665

Note:

(1) Based on the difference between the exercise price of the options and the $7.35 closing price of the Common Shares on the TSX on December 31, 2004.

Pension Plan

The Corporation has no defined benefit or actuarial pension plan.

Employment Agreements

Each of the Named Executive Officers has entered into an employment agreement with the Corporation pursuant to which he is entitled to receive a base salary which is reviewable annually, health, pension and other benefits not to exceed 10% of base salary and a discretionary performance bonus. The employment agreements for Messrs. Festival, Gardiner and Kozmyk stipulate that they must be remunerated on an equivalent basis during the term of the agreement.

In the event that an employment agreement is terminated by the Corporation for any reason (including the death or disability of the Named Executive Officer) other than for just cause, or if, upon a change of control the Named Executive Officer elects to terminate his employment agreement, the Corporation is required to pay such Named Executive Officer in cash a lump sum equal to 24 months current base salary, plus 10% in lieu of benefits, plus an amount equal to any bonuses paid to such individual during the preceding 24 month period.

Composition of the Governance Committee

The members of the Governance Committee of the Board of Directors during 2004 were Messrs. Kenneth F. Williamson (Chairman), Kent MacIntyre and Seymour Schulich. In addition to reviewing the corporate governance practices of the Corporation, the Governance Committee reviews compensation policies in respect of the Named Executive Officers and other executive officers of the Corporation. None of the members of the Governance

Committee are, or have been, officers or employees of the Corporation, or has had any relationship with the Corporation except as a director. See "Election of Directors."

Report of the Governance Committee on Executive Compensation

The Governance Committee is responsible for reviewing the compensation policy for all senior management of the Corporation and making recommendations to the Board of Directors.

The Corporation's executive compensation program has been designed to attract highly qualified and motivated individuals. The compensation program consists of three components: (1) base salaries, (2) annual bonuses and (3) stock options. The Governance Committee will review the various aspects of this policy from time to time to ensure the effectiveness of the programs and whether they adequately reflect the Corporation's business objectives.

Annual Base Salaries

The annual base salary for the President and the other executive officers of the Corporation are comparable to amounts paid to similar executives of companies of similar size in the oil and gas industry in Canada. This is typically determined by periodically participating in third party salary surveys as well as by reviewing other external market data.

Annual Bonuses

Each of the executive officers, as well as all employees, is eligible for an annual bonus that reflects performance of the Corporation with its peers. The amount paid is based on the Governance Committee's subjective assessment of the Corporation's performance for the year. Factors considered in determining bonus amounts include financial criteria, such as cash flow, net earnings and share price performance, as well as operational criteria such as growth in production volumes, operating cost efficiencies, safety record and reserve growth on an absolute basis and on a per share basis.

Stock Options

The Corporation's long-term incentive program involves the granting of stock options to the executive officers as well as all employees of the Corporation. It is intended to encourage the maximization of shareholder value by better aligning the interests of the executive officers with the interests of shareholders. Although the Corporation has not set out specific share ownership guidelines for its executive officers, each of these individuals has acquired a meaningful equity stake in the Corporation. The Governance Committee believes that the equity position of each of the officers, supplemented by the stock option program, provides appropriate incentive to achieve the Corporation's strategic objectives.

Compensation of the President

The Corporation has adopted the policy of providing each of its four executive officers equivalent per annum compensation. This reflects the Governance Committee's belief that each of these individuals is required to provide critical contributions to achieve the Corporation's objectives. The Governance Committee does not use pre-determined performance criteria when setting compensation levels for the President and the other executive officers. The Governance Committee will subjectively assess the performance of the management group and the Corporation to determine the appropriate level of compensation.

During 2004, each of the executive officers was paid an annual salary of $150,000 and earned a bonus of $150,000. The bonus was based on, among other things, a 59% increase in reserves, 42% increase in production volumes, a 81% increase in cash flow and an increase in year-end closing share price from $4.15 per share to $7.35. Each of

these factors was given relatively equal weighting in determining the bonus amount. In addition, based on the growth and performance of the Corporation over the last five years, in August, 2004, each of the four executive officers was granted an additional 500,000 options to acquire Common Shares of the Corporation. The Governance Committee believes that granting additional stock options to these individuals is an appropriate method of retaining these individuals and providing proper incentives to them to manage the on-going development of the Corporation's asset base.

Submitted by the Governance Committee:
Kenneth F. Williamson (Chairman), Kent J. MacIntyre and Seymour Schulich

Performance Graph

The following performance graph compares the cumulative total shareholder return on the Common Shares (assuming a $100 investment was made on December 31, 1999 at the closing price of $1.00) with the cumulative total return of the S&P/TSX Composite Index and the S&P/TSX Oil/Gas Exploration/Production Sub-Industry Index (assuming the reinvestment of dividends) during the period commencing on December 31, 1999 and ending on December 31, 2004.



$800.00
$700.00
$600.00
$500.00
$400.00
$300.00
$200.00
$100.00
$0.00
Dec. 31, 1999
Dec. 29, 2000
Dec. 30, 2001
Dec. 31, 2002
Dec. 31, 2003
Dec. 31, 2004

	Dec. 31, 1999	Dec. 29, 2000	Dec. 31, 2001	Dec. 31, 2002	Dec. 31, 2003	Dec. 31, 2004
υ S&P/TSX Composite Index	$100.00	$107.41	$93.91	$82.23	$104.20	$119.29
σ S&P/TSX Oil/Gas Exploration/Production Sub-Industry Index	$100.00	$146.53	$151.50	$176.00	$211.46	$297.48
• Corporation Total Return	$100.00	$93.00	$99.00	$236.00	$415.00	$735.00
Corporation Year-End Stock Closing Price	$1.00	$0.93	$0.99	$2.36	$4.15	$7.35

Comment: These single lines were drawn in with the "pencil" rather than using Borders and Shading. If you need to remove them, use the eraser. Doc Pro

Compensation of Directors

During 2004, directors who were not employees of the Corporation received an annual fee of $10,000 and an additional fee of $1,000 for each meeting attended of the Board of Directors, the Audit Committee and the Governance Committee. The Chairman of the Board received additional annual compensation of $10,000, and the Chairman of each of the committees received additional annual compensation of $1,000. The total fees paid to

directors in 2004 aggregated $99,000. During 2004, there were four meetings of the Board of Directors, four Audit Committee meetings and two Governance Committee meetings.

Effective January 1, 2005, directors who are not employees of the Corporation will receive an annual fee of $20,000 and the Chairman of the Board will receive additional annual compensation of $15,000. In addition, the Chairman of the Audit Committee will receive additional annual compensation of $5,000 and the Chairman of the Governance Committee will continue to receive additional annual compensation of $1,000.

Each newly elected director who is not an employee of the Corporation is entitled to receive options to purchase 75,000 Common Shares. One third of these options vest immediately, and one third vests on each of the first and second anniversaries from the date of the grant. Additional options may be granted to the directors, at the discretion of the Board of Directors, based upon their individual contributions to the Corporation and the recommendation of the Governance Committee.

Directors' Options

Details regarding options granted to directors who were not Named Executive Officers during the fiscal year ended December 31, 2004 are set forth below. For the total options granted to all directors of the Corporation to date, see "Election of Directors."

Name	Securities Under Options Granted (#)	% of Total Options Granted in 2004	Exercise Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
B. Burton	75,000	2.5	6.95	6.95	August 13, 2014
V. Luhowy	75,000	2.5	6.95	6.95	August 13, 2014
K. MacIntyre	75,000	2.5	6.95	6.95	August 13, 2014
S. Schulich	75,000	2.5	6.95	6.95	August 13, 2014
K.F. Williamson	100,000	3.3	6.95	6.95	August 13, 2014

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

There is no outstanding indebtedness of any director or senior officer owing to the Corporation.

DIRECTORS' AND OFFICERS' INSURANCE

The Corporation has purchased standard liability insurance for its directors and officers. The yearly coverage limit of such insurance is $5 million per occurrence and $5 million in the aggregate. The annual premium paid by the Corporation in respect of this insurance is $34,500. No premiums were paid by any individual director or officer. The policy provides for a corporate deductible of $100,000 for each loss.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as disclosed elsewhere in this Management Proxy Circular, no director or executive officer of the Corporation or any other person who beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the outstanding Common Shares (collectively, an "**Informed Person**") of the Corporation or any proposed nominee for election as a director of the Corporation, or any associate or affiliate of any Informed Person or proposed nominee, had any material interest, direct or indirect, in any transaction since the commencement of the Corporation's last financial year or in any proposed transaction that materially affects or would materially affect the Corporation or any of its affiliates.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Mandate of the Board

The Board of Directors (the "**Board**") has a general mandate to supervise the management of the business and affairs of the Corporation. The Board oversees and reviews the performance of major corporate plans and actions, including:

- strategic plans;
- management development and succession;
- business development initiatives;
- integrity of the Corporation's internal controls;
- management information systems and systems to identify principal business risks;
- interim and annual financial results; and
- public disclosure.

The Board meets on a quarterly basis and otherwise as required.

Composition of the Board

The Corporation's articles of incorporation provide that the Board is to consist of not fewer than five and not more than eleven members. Currently, the Board is composed of six members who are elected annually by the shareholders. Five members are not officers or employees of the Corporation and the sixth director is the President. The Board is presided over by a Chairman, who also presides over shareholder meetings. The Board, with the advice of the Governance Committee, determines annually whether a majority of the Board members is unrelated.

The Board has concluded that the number of directors as presently constituted is appropriate for a company of the size and type as the Corporation. The Board is of the view that each director, other than the President, is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the Corporation, other than the interests arising from shareholding, and are therefore unrelated.

Committees of the Board

In order to assist the Board in efficiently carrying out certain of the Board's responsibilities, the Board has established two standing committees - an Audit Committee and a Governance Committee.

Audit Committee

The committee, composed of three outside directors, assists the Board in fulfilling its supervisory responsibilities as they relate to the Corporation's accounting policies, internal controls, financial reporting practices and management

of business risks. The committee maintains direct lines of communication between the Board, the external auditors, the President and Chief Financial Officer and other management members charged with financial matters. The committee generally meets at least four times a year with management and the external auditors to discuss internal controls, financial reporting and business risks, and the audit plan proposed by the auditors. At such meetings, the committee considers the terms of the external auditors' engagement.

The committee reports annually to the Board regarding environmental, health and safety matters, oil and gas reserves and risk management and meets annually with management responsible to review and discuss the Corporation's practices with respect to same.

Governance Committee

The committee, composed of three outside directors, evaluates and oversees management's overall performance and acts as an advisory committee with respect to corporate governance practices. The committee recommends the approach to governance issues and to evaluating nominations to the Board and appointments to Board committees. The committee also conducts evaluations of the overall performance of the Board, the Board committees and individual Board members, and oversees compensation policies for non-management directors and members of each Board committee.

The committee reviews the performance of senior management and the compensation policies maintained by the Corporation. The committee also reviews and makes recommendations to the Board in respect of the senior management organization, training programs and succession plans. The committee meets at least once a year.

Independence and Performance of Board

The Board has determined that it can function independently of management and receives reports annually on this issue from the Governance Committee. The Corporation does not believe position descriptions for the Board are necessary. On certain matters, the Board meets without management present and in appropriate circumstances has freedom to engage outside advisors at the expense of the Corporation.

Shareholder Feedback

The Board has determined that the Corporation's investor relations program communicates effectively with the investment community.

Powers and Expectations of Management

The Board believes that management is responsible for the development of overall corporate strategy and the preparation and implementation of related business plans. The role of the Board is to review and ultimately approve the strategies and plans for the Corporation.

The Board relies significantly on the information and analyses provided by management. It has confidence in management's skills and administrative abilities. The Governance Committee, on behalf of the Board, monitors from time to time the nature of the information provided to the Board in order to determine if the Board is in a position effectively to identify problems and opportunities for the Corporation.

Compliance with TSX Corporate Governance Guidelines

Under the current rules of the TSX, the Corporation is required to disclose information relating to its corporate governance system with specific reference to each of the TSX's 14 guidelines for effective corporate governance. Where the Corporation's corporate governance system is different from any of the guidelines or where the

guidelines do not apply to the Corporation's corporate governance system, the Corporation is required to explain the differences or the inapplicability of the guidelines to the Corporation.

The alignment of the Corporation's corporate governance practices with the 14 guidelines recommended by the TSX is disclosed in Appendix "C" attached to this Management Proxy Circular. The disclosure has been approved by the Board of Directors.

OTHER MATTERS

Management of the Corporation knows of no amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice of Meeting.

Additional information relating to the Corporation is available on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com or on the Corporation's website at www.blackrock-ven.com. Financial information concerning the Corporation is provided in the Corporation's audited financial statements and related management's discussion and analysis as at and for the year ended December 31, 2004.

The Corporation will provide to any person or company, upon written request to the Secretary of the Corporation, a copy of the latest Annual Information Form of the Corporation, together with a copy of any document or the pertinent pages of any document incorporated by reference therein, the 2004 Annual Report of the Corporation, interim financial statements of the Corporation for subsequent periods and this Management Proxy Circular.

APPENDIX "A"

PROPOSED SCHEDULE A TO THE ARTICLES OF THE CORPORATION

The Corporation is authorized to issue:

(a) one class of shares, to be designated as "Common Shares", in an unlimited number; and

(b) one class of shares, to be designated as "Preferred Shares", issuable in series, in an unlimited number;

such shares having attached thereto the following rights, privileges, restrictions and conditions:

Common Shares

The Common Shares shall have attached thereto the following rights, privileges, restrictions and conditions:

(i) the right to one vote at all meetings of shareholders of the Corporation, except meetings at which only holders of a specified class of shares are entitled to vote;

(ii) subject to the prior rights and privileges attaching to any other class of shares of the Corporation, the right to receive any dividend declared by the Corporation; and

(iii) subject to the prior rights and privileges attaching to any other class of shares of the Corporation, the right to receive the remaining property and assets of the Corporation upon dissolution.

Preferred Shares

The Preferred Shares shall have attached thereto the following rights, privileges, restrictions and conditions:

(i) the Preferred Shares may at any time and from time to time be issued in one or more series, each series to consist of such number of shares as may, before the issue thereof, be determined by resolution of the directors of the Corporation; and

(ii) subject to the provisions of the *Canada Business Corporations Act*, the directors of the Corporation may by resolution fix from time to time before the issue thereof the designation, rights, privileges, restrictions and conditions attaching to each series of the Preferred Shares.

APPENDIX "B"

SECTION 190 OF THE *CANADA BUSINESS CORPORATIONS ACT*

190. (1) Right to dissent – Subject to sections 191 and 241, a holder of shares of any class of a corporation may dissent if the corporation is subject to an order under paragraph 192(4)(d) that affects the holder or if the corporation resolves to

(a) amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue, transfer or ownership of shares of that class;

(b) amend its articles under section 173 to add, change or remove any restriction on the business or businesses that the corporation may carry on;

(c) amalgamate otherwise than under section 184;

(d) be continued under section 188;

(e) sell, lease or exchange all or substantially all its property under subsection 189(3); or

(f) carry out a going-private transaction or a squeeze-out transaction.

(2) Further right – A holder of shares of any class or series of shares entitled to vote under section 176 may dissent if the corporation resolves to amend its articles in a manner described in that section.

(2.1) If one class of shares – The right to dissent described in subsection (2) applies even if there is only one class of shares.

(3) Payment for Shares – In addition to any other right the shareholder may have, but subject to subsection (26), a shareholder who complies with this section is entitled, when the action approved by the resolution from which the shareholder dissents or an order made under subsection 192(4) becomes effective, to be paid by the corporation the fair value of the shares in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted or the order was made.

(4) No partial dissent – A dissenting shareholder may only claim under this section with respect to all the shares of a class held on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

(5) Objection – A dissenting shareholder shall send to the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting and of their right to dissent.

(6) Notice of resolution – The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (5) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn their objection.

(7) Demand for payment – A dissenting shareholder shall, within twenty days after receiving a notice under subsection (6) or, if the shareholder does not receive such notice, within twenty days after learning that the resolution has been adopted, send to the corporation a written notice containing

(a) the shareholder's name and address;

(b) the number and class of shares in respect of which the shareholder dissents; and

(c) a demand for payment of the fair value of such shares.

(8) Share certificate – A dissenting shareholder shall, within thirty days after sending a notice under subsection (7), send the certificates representing the shares in respect of which the shareholder dissents to the corporation or its transfer agent.

(9) Forfeiture – A dissenting shareholder who fails to comply with subsection (8) has no right to make a claim under this section.

(10) Endorsing certificate – A corporation or its transfer agent shall endorse on any share certificate received under subsection (8) a notice that the holder is a dissenting shareholder under this section and shall forthwith return the share certificates to the dissenting shareholder.

(11) Suspension of rights – On sending a notice under subsection (7), a dissenting shareholder ceases to have any rights as a shareholder other than to be paid the fair value of their shares as determined under this section except where

(a) the shareholder withdraws that notice before the corporation makes an offer under subsection (12),

(b) the corporation fails to make an offer in accordance with subsection (12) and the shareholder withdraws the notice, or

(c) the directors revoke a resolution to amend the articles under subsection 173(2) or 174(5), terminate an amalgamation agreement under subsection 183(6) or an application for continuance under subsection 188(6), or abandon a sale, lease or exchange under subsection 189(9),

in which case the shareholder's rights are reinstated as of the date the notice was sent.

(12) Offer to pay – A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (7), send to each dissenting shareholder who has sent such notice

(a) a written offer to pay for their shares in an amount considered by the directors of the corporation to be the fair value, accompanied by a statement showing how the fair value was determined; or

(b) if subsection (26) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares.

(13) Same terms – Every offer made under subsection (12) for shares of the same class or series shall be on the same terms.

(14) Payment – Subject to subsection (26), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (12) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made.

(15) Corporation may apply to court – Where a corporation fails to make an offer under subsection (12), or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as a court may allow, apply to a court to fix a fair value for the shares of any dissenting shareholder.

(16) Shareholder application to court – If a corporation fails to apply to a court under subsection (15), a dissenting shareholder may apply to a court for the same purpose within a further period of twenty days or within such further period as a court may allow.

(17) Venue – An application under subsection (15) or (16) shall be made to a court having jurisdiction in the place where the corporation has its registered office or in the province where the dissenting shareholder resides if the corporation carries on business in that province.

(18) No security for costs – A dissenting shareholder is not required to give security for costs in an application made under subsection (15) or (16).

(19) Parties – On an application to a court under subsection (15) or (16),

(a) all dissenting shareholders whose shares have not been purchased by the corporation shall be joined as parties and are bound by the decision of the court; and

(b) the corporation shall notify each affected dissenting shareholder of the date, place and consequences of the application and of their right to appear and be heard in person or by counsel.

(20) Powers of court – On an application to a court under subsection (15) or (16), the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court shall then fix a fair value for the shares of all dissenting shareholders.

(21) Appraisers – A court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders.

(22) Final order – The final order of a court shall be rendered against the corporation in favour of each dissenting shareholder and for the amount of his shares as fixed by the court.

(23) Interest – A court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment.

(24) Notice that subsection (26) applies – If subsection (26) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (22), notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

(25) Effect where subsection (26) applies – If subsection (26) applies, a dissenting shareholder, by written notice delivered to the corporation within thirty days after receiving a notice under subsection (24), may

(a) withdraw their notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to their full rights as a shareholder; or

(b) retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

(26) Limitation – A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

(a) the corporation is or would after the payment be unable to pay its liabilities as they become due; or

(b) the realizable value of the corporation's assets would thereby be less than the aggregate of its liabilities.

APPENDIX "C"

BLACKROCK'S ALIGNMENT WITH TSX CORPORATE GOVERNANCE GUIDELINES

	Corporate Governance Guideline	Does BlackRock Comply?	Comments
1.	The board of directors should explicitly assume responsibility for stewardship of the corporation, and specifically for:		
	a. adoption of a strategic planning process	Yes	Management is responsible for the development of overall corporate strategies. These strategies are reviewed and approved annually by the Board.
	b. identification of principal risks and ensuring implementation of appropriate risk managing systems	Yes	The strategic planning process and the Board's participation in this process involves identification and consideration of the principal risks of the Corporation's business. Specific risks and risk management is addressed by the Audit Committee.
	c. succession planning, including appointing, training and monitoring senior management	Yes	The Governance Committee is responsible for reviewing the performance and compensation of senior management of the Corporation and for making recommendations to the Board on such matters as management organization, training programs and succession plans.
	d. communications policy	Yes	The Board's mandate includes ensuring that systems are in place for open, accurate and timely communication with its shareholders and other stakeholders. This communication includes annual reports, quarterly reports, press releases, annual information forms, maintaining a website and group meetings. The Audit Committee is responsible for reviewing all public disclosure documents containing financial information prior to their release to the public.
	e. integrity of internal control and management information systems	Yes	The Board's mandate includes ensuring that management of the Corporation has established adequate internal controls and management information systems. The Audit Committee is responsible for monitoring the effectiveness of these systems.
2.	Majority of directors should be unrelated (independent from management and free from conflicting interest).	Yes	As at March 11, 2005, one of the six proposed members of the Board of Directors is considered to be related. The Board has generally adopted a policy that, except for the President of the Corporation, all directors should be outside directors.
3.	Disclose which directors are related.	Yes	Mr. John L. Festival, President of the Corporation, is a related director because of his position with the Corporation. Mr. C. Bruce Burton, a director, was President and Chief Financial Officer of the Corporation

	Corporate Governance Guideline	Does BlackRock Comply?	Comments
			until December 31, 2000. Given that it has been over three years since Mr. Burton has held an executive position with the Corporation, the Board no longer considers Mr. Burton to be a related director.
4.	a. Appoint a committee responsible for appointment/assessment of directors.	Yes	The mandate of the Governance Committee of the Board includes recommending candidates for the Board, recommending candidates for filling vacancies on the Board and reviewing, on an annual basis, the performance of the Board and the mandate of each Board committee.
	b. The committee should be composed exclusively of non-management directors, the majority of whom are unrelated.	Yes	The Governance Committee is composed exclusively of non-management directors and are unrelated.
5.	Implement a process for assessing the effectiveness of the board, its committees and the contribution of individual directors.	Yes	The mandate of the Governance Committee includes reviewing, on an annual basis, the effectiveness of the Board as a whole and the committees of the Board and the contribution of individual directors.
6.	Provide orientation and education programs for new directors.	Yes	The Corporation provides each new and existing Board member with a Director's Manual, which is updated from time to time. Directors are provided with updates on business and governance initiatives and in response to questions raised by Board members.
7.	Review the size of the board and its effectiveness in making decisions.	Yes	Assessment of the size, composition and effectiveness of the Board is the responsibility of the Governance Committee. The Governance Committee believes that, given the size of the Corporation, the current size and representation of the Board is adequate to effectively carry out its governance duties and responsibilities. The Governance Committee reviews the composition and size of the Board once a year.
8.	Review the compensation of directors and whether it reflects the risks and responsibilities of an effective director.	Yes	The mandate of the Governance Committee includes reviewing and recommending to the Board the remuneration of directors. In determining directors' remuneration, the committee considers time commitment, comparative fees, risks and responsibilities. See pages 16 and 17 of this Management Proxy Circular for information about the compensation received by the directors in 2004.
9.	a. Committees should generally be composed of non-management directors.	Yes	The Audit Committee and the Governance Committee are composed entirely of non-management directors.
	b. Majority of committee members should be	Yes	All of the members of each of the Board committees are unrelated directors.

Corporate Governance Guideline	Does BlackRock Comply?	Comments
unrelated.		
10. Appoint a committee responsible for the response and approach to corporate governance issues.	Yes	The mandate of the Governance Committee includes responsibility for the Board's approach to corporate governance issues. The committee annually reviews and makes recommendations on: a. the mandates of the Board and its committees; b. the Corporation's "Corporate Governance Practices" to be included in the Corporation's annual report or information circular; c. the composition of, and nominees to, the Board; d. the effectiveness of the Board as a whole, the committees of the Board and the contribution of individual directors, including the appropriate size of the Board; and e. an appropriate orientation and education program for new recruits to the Board. The committee reviews the performance and compensation of senior management of the Corporation and makes recommendations to the Board as to all such matters, including recommendations in respect of the senior management organization, training programs and succession plans.
11. a. Define the limits to management's responsibilities by developing mandates for the board and the CEO.	Yes	The Board of Directors has plenary power to manage and supervise the management of the business and affairs of the Corporation. The Board has established and approved the duties and responsibilities that have been delegated to senior management. Management is required to seek approval from the Board for all major transactions involving expenditures in excess of $5 million.
b. The board should approve the CEO's corporate objectives.	Yes	The Board approves the CEO's (or President's) objectives on an annual basis.

Corporate Governance Guideline	Does BlackRock Comply?	Comments
12. a. Adopt structures and procedures to ensure that the board can function independently of management.	Yes	The Governance Committee ensures that the Board functions independently of management. The Board and its committees meet independently of management when warranted. The Board expects management to be responsible for the day-to-day operations of the Corporation's business. This includes an on-going review of the Corporation's strategies and their implementation in light of changing business markets and competitive conditions; complete, accurate and timely reporting to shareholders; comprehensive annual budgeting process and monitoring financial performance against the budget; and the timely response to any legal actions or changes in any government regulations concerning the Corporation's activities.
b. Appoint a chairman who is independent of management or assign responsibility to a "Lead Director".	Yes	The Chairman of the Board is independent of management.
13. a. Establish an audit committee with a specially defined mandate.	Yes	The Audit Committee's mandate includes overall responsibility for financial statements and related disclosure, reports to shareholders and other related communications, meeting with the external auditors independently of management and the establishment of appropriate financial policies and policies to ensure the integrity of accounting systems and internal controls. The Audit Committee approves all significant non-audit work performed by the external auditors. The Audit Committee is also responsible for establishing whistle blowing procedures. The Audit Committee is also responsible for reviewing environmental policies of the Corporation, risk management, occupational health and safety matters and the annual oil and gas [illegible] evaluation prepared by independent engineering firms.
b. Members of the audit committee should be non-management directors.	Yes	All members of the Audit Committee are independent of management.
14. Implement a system to enable individual directors to engage external advisers at the corporation's expense.	Yes	An individual director may engage an outside advisor at the expense of the Corporation in the event there are matters related to any company or Board action in respect of which the director wishes to receive independent advice.

File #82-4555

BLACKROCK VENTURES INC.

PROXY SOLICITED BY MANAGEMENT OF THE CORPORATION FOR USE AT THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON TUESDAY, MAY 10, 2005

The undersigned shareholder of BlackRock Ventures Inc. (the "**Corporation**") hereby appoints Kenneth F. Williamson, Chairman, or failing him, John L. Festival, President, or instead of either of them, ____, as proxy for the undersigned to attend, act and vote for and on behalf of the undersigned at the **Annual and Special Meeting of Shareholders of the Corporation to be held on Tuesday, May 10, 2005 at 10:00 a.m. (Calgary time),** and at any adjournment thereof, to the same extent and with the same power as if the undersigned were personally present at the said meeting or any adjournment thereof, and without limiting the power granted hereby, directs that the shares registered in the name of the undersigned be voted as follows:

1. ☐ VOTE FOR or ☐ WITHHOLD FROM VOTING FOR the election of those persons specified in the Management Proxy Circular which accompanies this form of proxy (the "**Management Proxy Circular**") as directors of the Corporation for the ensuing year or until their successors are elected or appointed;

2. ☐ VOTE FOR or ☐ WITHHOLD FROM VOTING FOR the appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Corporation for the ensuing year;

3. ☐ VOTE FOR or ☐ VOTE AGAINST the ordinary resolution to amend the Corporation's stock option plan to increase the maximum number of common shares reserved for issuance thereunder by 3,900,000 common shares as described in the Management Proxy Circular;

4. ☐ VOTE FOR or ☐ VOTE AGAINST the ordinary resolution to ratify the granting of stock options to acquire an additional 2,000,000 common shares to the senior officers of the Corporation as described in the Management Proxy Circular;

5. ☐ VOTE FOR or ☐ VOTE AGAINST the special resolution to amend the articles of the Corporation: (i) by deleting the existing rights, privileges, restrictions and conditions attached to the common shares and attaching to the common shares the rights, privileges, restrictions and conditions as set out in Appendix "A" to the Management Proxy Circular; (ii) by deleting from the authorized share capital of the Corporation the preferred shares, preferred shares, series A, non-voting shares and special shares; and (iii) by increasing the authorized share capital of the Corporation by the creation of an additional class of shares, to be designated as "Preferred Shares", issuable in one or more series, in an unlimited number, each such Preferred Share having attached the rights, privileges, restrictions and conditions as set out in Appendix "A" to the Management Proxy Circular; and

6. to vote in his discretion on any amendment or variation to the foregoing matters or on any other matter to properly come before the meeting.

The persons named above will vote for or against or withhold from voting for, as applicable, the common shares represented by this proxy in accordance with the directions above on any ballot that may be called for at the meeting or any adjournment thereof. In the absence of such directions, the persons named above will vote the common shares represented by this proxy in favour of all of the matters referred to above.

If any amendment or variation to the matters identified in the Notice of Meeting which accompanies this proxy is proposed at the meeting or any adjournment thereof, or if any other matters properly come before such meeting or any adjournment thereof, this proxy confers discretionary authority to

vote on any such amendment or variation or such other matters according to the best judgment of the person voting the proxy.

The undersigned hereby acknowledges receipt of the Notice of the Annual and Special Meeting of Shareholders and the Management Proxy Circular dated March 21, 2005 and revokes any instrument of proxy or proxies previously given to vote with respect to the matters referred to above.

DATED this .... day of ...., 2005.
(If no date is inserted, this proxy shall be deemed to be dated on the date on which the form of proxy was mailed by the Corporation.)

....
Signature of Shareholder

....
Name of Shareholder (please print)

Each shareholder has the right to appoint a person (who need not be a shareholder) other than management nominees to attend and act on his behalf at the meeting. Such right may be exercised either by striking out the printed names of the management nominees and inserting in the space provided therefor the name of the person to be appointed as proxy or by completing another appropriate form of proxy.

In order to be effective, this form of proxy must be signed by the shareholder or his attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized in writing, and deposited with CIBC Mellon Trust Company, Suite 600, 333 - 7th Avenue S.W., Calgary, Alberta, Canada T2P 2Z1, not later than 10:00 a.m. (Calgary time) on Friday, May 6, 2005. Proxies given by shareholders may be revoked at any time prior to their use.